EXHIBIT 1.1

ALDERON IRON ORE CORP.

ANNUAL INFORMATION FORM
For the year ended December 31, 2011

Suite 1240, 1140 West Pender St.
Vancouver, B.C. V6E 4G1
March 27, 2012

ALDERON IRON ORE CORP.
ANNUAL INFORMATION FORM
TABLE OF CONTENTS

PRELIMINARY NOTES	1
Effective Date of Information	1
Currency	1
Metric Equivalents	1
Special Note Regarding Forward-Looking Information	1
Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates	3
GLOSSARY	4
ABBREVIATIONS	6
UNITS OF MEASURE	7
CORPORATE STRUCTURE	8
Name, Address and Incorporation	8
Inter-corporate Relationships	8
DESCRIPTION AND GENERAL DEVELOPMENT OF THE BUSINESS	9
Three Year History	9
Year Ended December 31, 2009 Developments	9
Year Ended December 31, 2010 Developments	10
Year Ended December 31, 2011 Developments	12
Developments Subsequent to December 31, 2011 and Outlook	13
Significant Acquisitions	14
NARRATIVE DESCRIPTION OF THE BUSINESS	14
Summary of the Business	14
Competitive Conditions	14
Employees	14
Environmental Protection	15
MINERAL PROPERTIES	15
General	15
Kami Property	15
Other Assets	57
RISK FACTORS	57
Risks Relating to the Business of the Company	57
Risks Relating to Alderon’s Common Shares	67
DIVIDENDS	68
DESCRIPTION OF CAPITAL STRUCTURE	68
MARKET FOR SECURITIES	68
Market	68
Trading Price and Volume	68
Prior Sales	69
ESCROWED SECURITIES	70
DIRECTORS AND OFFICERS	70
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	74
Conflicts of Interest	75
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	76
PROMOTERS	76
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	76
TRANSFER AGENT AND REGISTRAR	77

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MATERIAL CONTRACTS	77
INTEREST OF EXPERTS	78
NYSE AMEX CORPORATE GOVERNANCE	78
ADDITIONAL INFORMATION	79
AUDIT COMMITTEE	79
Audit Committee Charter	80
Composition of the Audit Committee	80
Relevant Education and Experience	80
Reliance on Certain Exemptions	80
Reliance on Exemption in Subsection 3.3(2) or Section 3.6	81
Reliance on Section 3.8	81
Audit Committee Oversight	81
Pre-Approval Policies and Procedures	81
External Auditor Service Fees	81
SCHEDULE A	82

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ANNUAL INFORMATION FORM
ALDERON IRON ORE CORP.
PRELIMINARY NOTES

Effective Date of Information

The information contained in Alderon Iron Ore Corp.’s annual information form (“AIF” or “Annual Information Form”) is presented as of December 31, 2011, unless otherwise stated herein.  Unless the context otherwise requires, all references to the “Company” or “Alderon” shall mean Alderon Iron Ore Corp., together with its subsidiary.

Currency

Unless specified otherwise, all references in the AIF to “dollars” or to “$” are to Canadian dollars and all references to “US dollars” or to “US$” are to United States of America dollars.

metric Equivalents

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply by
Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km.)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

Special Note Regarding Forward-Looking Information

This AIF contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this AIF include, but are not limited to, statements with respect to: (i) the estimation of inferred and indicated mineral resources; (ii) the market and future price of iron ore and related products; (iii) success of exploration activities; (iv) permitting time lines; (v) currency fluctuations; (vi) requirements for additional capital; (vii) government regulation of mining operations; (viii) environmental risks; (ix) unanticipated reclamation expenses; (x) title disputes or claims; (xi) limitations on insurance coverage; (xii) increases in mineral resource estimates; (xiii) development, construction and production timelines; (xiv) the completion of the feasibility study on the Kami Property; (xv) the completion and timing of the environmental assessment process; (xvi) the negotiation and conclusion of infrastructure contracts; (xvii) the timelines and expectations for negotiations with aboriginal groups; and (xviii) the results of the PEA including statements about future production, future operating and capital costs, the projected IRR, NPV, payback period, construction timelines and production timelines for the Kami Property (as defined herein).

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this AIF is based on certain factors and assumptions regarding, among other things, the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property (as defined herein) in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, and environmental risks. Also, see "Risk Factors" in this AIF.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this AIF.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this AIF is expressly qualified by this cautionary statement. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information and readers should also carefully consider the matters discussed under the heading "Risk Factors" in this AIF.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this AIF have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

GLOSSARY

In the AIF, unless otherwise defined or unless there is something in the subject matter or context inconsistent therewith, the following terms have the meanings set forth herein or therein:

“1934 Act” means the Securities Exchange Act of 1934;

“Acquisition Agreement” means the share exchange agreement dated December 15, 2009 among Alderon, Privco and the Vendor in respect of the Privco Acquisition;

“AIF” or “Annual Information Form” means this annual information form and any appendices, schedules or attachments hereto;

“Alderon” or the “Company” means unless the context otherwise requires, Alderon Iron Ore Corp., together with its subsidiary;

“Altius” means Altius Resources Inc., a wholly owned subsidiary of Altius Minerals Corporation;

“Altius Option” means the exclusive right and option to acquire a 100% interest in the Kami Property, free and clear of all encumbrances, in accordance with the terms of the Altius Option Agreement and the Assignment Agreement;

“Altius Option Agreement” means the option agreement dated November 2, 2009, as amended on January 15, 2010, between Privco and Altius pursuant to which Privco held the Altius Option;

“Assignment Agreement” means the assignment agreement dated December 15, 2009 among Privco, Alderon and Altius, pursuant to which Privco assigned and Alderon assumed Privco's rights, title, interest, benefits, obligations and duties under the Altius Option Agreement;

“BBA” means BBA Inc.;

“Business Day” means a day, other than Saturdays, Sundays and statutory holidays, when the banks conducting business in the City of Vancouver, British Columbia, are generally open for the transaction of banking business;

“CIM” means Canadian Institute of Mining, Metallurgy and Petroleum;

“Common Share” means a common share in the capital of the Company;

“Computershare” means Computershare Investor Services Inc.;

“December 2009 Private Placement” means the private placement by Alderon of 10,000,000 First Subscription Receipts, at a purchase price of $0.15 per First Subscription Receipt, for gross proceeds of $1,500,000, which proceeds were held in escrow pending satisfaction of the Financing Escrow Release Conditions;

“Exchange” or “TSX” means the Toronto Stock Exchange;

“February 2010 Private Placement” means the private placement by Alderon of 10,000,000 Second Subscription Receipts, at a purchase price of $1.00 per Second Subscription Receipt, for gross proceeds of $10,000,000, which proceeds were held in escrow pending satisfaction of the Financing Escrow Release Conditions;

“Financing Escrow Release Conditions” means the escrow conditions in connection with the December 2009 Private Placement and the February 2010 Private Placement, being the following: (i) the completion of a consolidation of the Common Shares on a basis of two existing Common Shares for one new Common Share; and (ii) the completion of the Privco Acquisition;

“First Subscription Receipt” means a subscription receipt of Alderon issued pursuant to the December 2009 Private Placement that was automatically convertible, without any additional consideration or further action by the holder thereof, into one Common Share upon satisfaction of the Financing Escrow Release Conditions;

“Kami Property” or “Property” means the Kamistiatusset property located in Newfoundland and Labrador;

“LMM” means Liberty Metals & Mining Holdings, LLC, a subsidiary of Liberty Mutual Group;

“NI 43-101” means National Instrument 43-101- Standards of Disclosure for Mineral Projects;

“Privco” means 0860132 B.C. Ltd., a company incorporated under the laws of British Columbia;

“Privco Acquisition” means the acquisition by Alderon of the Privco Share from the Vendor in exchange for 5,000,000 Common Shares pursuant to the Acquisition Agreement;

“Privco Share” means one common share in the capital of Privco, representing all of the issued and outstanding shares of Privco;

“SEC” means the United States Securities and Exchange Commission;

“Second Subscription Receipt” means a subscription receipt of Alderon issued pursuant to the February 2010 Private Placement that was automatically convertible, without any additional consideration or further action by the holder thereof, into one Common Share upon satisfaction of the Financing Escrow Release Conditions;

“Stantec” means Stantec Consulting Ltd.;

“Technical Report” means the technical report entitled “Technical Report Preliminary Economic Assessment of the Rose Central Deposit and Resource Estimate for the Rose Central, Rose North and Mills Deposits of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp.” dated effective October 26, 2011 and prepared by Angelo Grandillo, Eng, M.Eng. of BBA, Paul Deering, P. Eng., P. Geo of Stantec, Michael Kociumbas, B.Sc., P. Geo of WGM, and Richard W. Risto, M.Sc., P. Geo of WGM;

“Vendor” means Mark J. Morabito, the former holder of the Privco Share; and

“WGM” means Watts, Griffis and McOuat Limited.

ABBREVIATIONS

In the AIF, unless otherwise defined or unless there is something in the subject matter or context inconsistent therewith, the following abbreviations have the meanings set forth herein or therein:

Abbreviation	Term
AG	Autogenous
ATV	All-Terrain Vehicle
BGI	Bell Geospace Inc.
COG	Cut-Off Grade
DDH	Diamond Drillhole
DEM	Digital Elevation Model
DGI	DGI Geosciences Inc.
DGPS	Differential Global Positioning System
DT, DTT	Davis Tube
GPS	Global Positioning System
GSC	Geological Survey of Canada
hmFe	Hematite Iron
HLS	Heavy Liquid Separation
IF	Iron Formation
IOCC	Iron Ore Company of Canada
IRR	Internal Rate of Return
Kami	Kamistiatusset
LG	Lerchs-Grossman
LM&E	Labrador Mining and Exploration Co. Ltd
Mag	Magnetite
magFe	Magnetite Iron
MOU	Memorandum of Understanding
NL	Newfoundland and Labrador
NPV	Net Present Value
OB	Overburden
OIF	Oxide Iron Formation
OTV	Optical Televiewer
PEA	Preliminary Economic Assessment
QA	Quality Assurance
QC	Quality Control
QNSL	Québec, North Shore & Labrador
RQD	Rock Quality Designation
SG	Specific Gravity
SIF	Silicate Iron Formation
TFe	Total Iron Content
TMF	Tailings Management Facility
WR	Whole Rock
WT	Wilfley Table
XRF	X-Ray Fluorescence

UNITS OF MEASURE

In the AIF, unless otherwise defined or unless there is something in the subject matter or context inconsistent therewith, the following units of measure have the meanings set forth herein or therein:

Unit	Term	Unit	Term
',ft	Foot	kW	Kilowatt
″,in	Inches	kWh/t	Kilowatt-hours per tonne
$	Dollar	lb/h	Pounds per hour
$/t	Dollar per tonne	m	Meter
°	Degree	M	Million
µm	Micron	M t/y	Million tonnes per year
A	Ampere	m3/h	Cubic meter per hour
cm	Centimeter	masl	Meters Above Sea Level
CND	Canadian Dollars	mi	Mile
fpm	Feet per minute	mm	Millimeter
g	Gram	Mt	Million tonnes
g/cc, g/cm3	Gram per cubic centimeter	mt/h	Metric tonnes per hour
GPM	Gallons per minute	MVA	Mega Volt Ampere
GWh	Giga watt hour	MW	Mega Watt
ha	Hectare	scfm	Standard cubic feet per minute
hp	Horsepower	t	Tonnes
kg	Kilogram	t/h	Tonnes per hour
km	Kilometer	t/m3	Tonnes per cubic meter
km²	Square kilometer	t/y	Tonnes per year
kt	Kilotonne	tonnes or t	Metric tons
kV	Kilovolt	tons	Short tons

CORPORATE STRUCTURE

Name, Address and Incorporation

Alderon was incorporated pursuant to the provisions of the Company Act (British Columbia) on March 21, 1978 under the name "Comanche Resources Inc.", with an authorized capital of 5,000,000 Common Shares without par value. The following name changes have occurred since its inception:

(a)	On February 28, 1979, the name was changed to "Shawnee Oil Corporation"

(b)	On June 11, 1981, the name was changed to "Enfield Resources Inc."

(c)	On June 30, 1989, the name was changed to "Pacific Summa Capital Corp."

(d)	On June 28, 1991, the name was changed to "Pacific Summa Environmental Corp."

(e)	On October 30, 1998, the name was changed to "Truax Ventures Corp."

(f)	On September 1, 2004, the name was changed to "Aries Resource Corp."

(g)	On September 24, 2008, the name was changed to "Alderon Resource Corp."

(h)	On September 30, 2011, the name was changed to "Alderon Iron Ore Corp."

On June 11, 1981, a special resolution of shareholders was passed to increase its authorized capital to 10,000,000 Common Shares without par value.  On June 30, 1989, a special resolution was passed to increase its authorized capital to 20,000,000 Common Shares without par value.  On April 27, 1990, a special resolution was passed to increase its authorized capital to 100,000,000 Common Shares without par value. On August 9, 2000, Alderon effected a 30-for-one share consolidation. On September 1, 2004, Alderon made the application for transition into the current Business Corporations Act (British Columbia) and on the same date the shareholders passed a special resolution to change its authorized capital to an unlimited number of Common Shares without par value.  Alderon has also effected a four-for-one Common Share consolidation on September 1, 2004, a ten-for-one Common Share consolidation on September 24, 2008 and a two-for-one Common Share consolidation on March 3, 2010.  Presently, the authorized share capital of Alderon consists of an unlimited number of Common Shares, without par value.

The Common Shares are listed on the TSX under the trading symbol “ADV” and are listed on the NYSE Amex under the symbol “AXX”.  Alderon’s head office and registered and records office is located at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, Canada.

Inter-corporate Relationships

Alderon has one wholly-owned subsidiary, 0860132 B.C. Ltd., a company incorporated in British Columbia, as set out in the corporate structure table below.

ALDERON IRON ORE CORP. (British Columbia)
100%
0860132 B.C. LTD. (British Columbia)
100%
KAMI PROPERTY

DESCRIPTION AND GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The principal business of the Company is the acquisition, exploration and development of mineral properties. Significant business, operations and management developments for the Company over the three most recently completed fiscal years have been as follows:

Year Ended December 31, 2009 Developments

Altius Option Agreement

On November 2, 2009, Privco entered into the Altius Option Agreement pursuant to which Privco, or an approved assignee of Privco, had the exclusive right and option to acquire a 100% title and interest in the Kami Property, subject to the terms and conditions of the Altius Option Agreement. In order to exercise the Altius Option, Privco was required to (i) assign its interest in the Altius Option Agreement to a company acceptable to Altius, that had its shares listed on the Exchange or the TSX Venture Exchange (“Pubco”); (ii) fund exploration expenditures on the property of at least $1,000,000 in the first year, and cumulative expenditures in the first two years of at least $5,000,000; and (iii) issue to Altius, after the satisfaction of certain financing conditions, shares of Pubco such that upon issuance Altius will own 50% of Pubco's issued capital, on a fully diluted basis; and (iv) raise not less than $5,000,000 in capital.

Altius retained a 100% interest in the Kami Property until such time as Privco satisfied all of the conditions to exercise the Altius Option. Privco had until November 2, 2011 to satisfy such conditions and exercise the Altius Option. Upon exercise, Altius was required to transfer its 100% interest in the Kami Property to Pubco and retained a three percent (3%) gross sales royalty, in addition to the equity stake in Pubco described above.

Alderon also had a right of first offer under the Altius Option Agreement that was in effect until November 2011. Prior to the expiry of the right of first offer, with certain exceptions, any proposed sale by Altius or its affiliates of interests or rights in any claims, permits or other property interests located in the same western Labrador iron ore mining district as the Kami Property and described in the Altius Option Agreement must have first been offered to Alderon at the same price and terms.

The Altius Option Agreement also provides for the Board of Directors of Alderon to be a maximum of eight directors, unless Altius consents to an increase in the size of the Board of Directors. As long as

Altius holds at least 10% of the Common Shares outstanding, Altius may nominate one individual as a director, and Alderon will use reasonable efforts to cause his or her election.  That number increases to three directors as long as Altius holds at least 20% of the Common Shares outstanding.

Privco satisfied the first condition of the Altius Option Agreement on December 15, 2009, when it entered into the Acquisition Agreement with Alderon and the Vendor. On the same date, Privco, Alderon and Altius entered into the Assignment Agreement, assigning Privco's rights and obligations under the Altius Option Agreement to Alderon.

Acquisition Agreement

On December 15, 2009, Alderon entered into the Acquisition Agreement with the Vendor and Privco pursuant to which Alderon agreed to acquire all of the outstanding shares of Privco from the Vendor in consideration of the issuance of 5,000,000 Common Shares. In connection with the Privco Acquisition, Alderon and Privco also entered into the Assignment Agreement, together with Altius, whereby Alderon agreed to assume all of Privco's rights and obligations under the Altius Option Agreement.

December 2009 Financing

On December 22, 2009, Alderon completed a private placement of 10,000,000 First Subscription Receipts at a price of $0.15 per First Subscription Receipt, for gross proceeds of $1,500,000. The gross proceeds of the December 2009 Private Placement were held in escrow pending satisfaction of the Financing Escrow Release Conditions. Upon notice of satisfaction of the Financing Escrow Release Conditions, the escrow agent was to release the gross proceeds of the December 2009 Private Placement to Alderon, and each First Subscription Receipt was to be automatically converted (without any further action on the part of the holder and for no additional consideration) into one Common Share. Finder's fees of 1,000,000 warrants were issued in connection with the December 2009 Private Placement.  Each finder's warrant entitled the holder to purchase one Common Share for $0.15, on or before December 22, 2010.

Year Ended December 31, 2010 Developments

Altius Option Agreement Amendment

On January 15, 2010, Altius, Privco and Alderon amended the terms of the Altius Option Agreement to provide that upon the completion of the December 2009 Private Placement and the February 2010 Private Placement, all financing conditions set forth in the Altius Option Agreement shall have been satisfied.  The amendment also waived a minimum price condition that was applicable to certain equity financings that occurred after closing of the Kami Property acquisition and clarified the calculation and number of payment shares to be issued to Altius to achieve the ownership of 50% of the issued and outstanding Common Shares (on a fully diluted basis).

February 2010 Financing

On February 16, 2010, Alderon completed a private placement of 10,000,000 Second Subscription Receipts at a price of $1.00 per Second Subscription Receipt, for gross proceeds of $10,000,000. The gross proceeds of the February 2010 Private Placement were held in escrow pending satisfaction of the Financing Escrow Release Conditions. Upon notice of satisfaction of the Financing Escrow Release Conditions, the escrow agent was to release the gross proceeds of the February 2010 Private Placement, plus interest, to Alderon, and each Second Subscription Receipt was to be automatically converted (without any further action on the part of the holder and for no additional consideration) into one Common Share. In connection with the February 2010 Private Placement, Alderon agreed to pay aggregate finders' fees of $445,500 in cash issued an aggregate of 445,500 finders' warrants.  Each finders' warrant entitled the holder to acquire one Common Share for $1.00 on or before February 16, 2011.

Closing of Privco Acquisition

Effective March 3, 2010, the Company completed the Privco Acquisition and acquired all of the outstanding common shares of Privco, being the Privco Share.  In consideration for the Privco Share, the Company issued 5,000,000 Common Shares to the Vendor. The Company also filed a NI 43-101 technical report on the Kami Property, dated February 12, 2010, prepared by WGM.

On completion of the Privco Acquisition, the 10,000,000 First Subscription Receipts issued in connection with the December 2009 Private Placement were automatically converted into 10,000,000 Common Shares for no additional consideration, and the proceeds of the December 2009 Private Placement were released from escrow. The 10,000,000 subscription receipts that were issued in connection with the subsequent February 2010 Private Placement were also converted into 10,000,000 Common Shares for no additional consideration, and the proceeds of the February 2010 Private Placement were released from escrow.

Upon closing of the Privco Acquisition, Jeff Durno, Robert Chisholm, Aron Buchman and Craig Goldenberger resigned as directors and management of the Company and Stan Bharti, Mark J. Morabito, Bruce Humphrey, Brad Boland, and Patrick Gleeson were appointed to the Board of Directors. In addition to the appointment of Mark J. Morabito as President and Chief Executive Officer (the “CEO”), Stan Bharti was appointed Executive Chairman and Sonya Atwal was appointed as Chief Financial Officer (the “CFO”).

March 2010 Financing

On March 23, 2010, the Company closed a private placement of 1,818,182 flow-through Common Shares at a price of $2.75 per flow-through Common Share for gross proceeds of $5,000,000. In connection with the private placement, Alderon paid a cash finder’s fee equal to 5% of the gross proceeds. Alderon also issued to the finder non-transferable warrants equal to 5% of the flow-through Common Shares sold through the private placement. Each finder’s warrant was exercisable for one Common Share at an exercise price of $2.75 per finder’s warrant until March 23, 2012 and all finder’s warrants were exercised prior to the expiry date.

Memorandum of Understanding with Innu of Labrador

On August 11, 2010, Alderon concluded a memorandum of understanding (“MOU”) with the Innu Nation of Labrador whereby the parties agreed to an ongoing business relationship with respect to Alderon’s Newfoundland and Labrador exploration activities, mainly with respect to the Kami Property.

The MOU provides that Alderon and the Innu Nation will work together to establish a long term, mutually beneficial, cooperative business relationship. In return for their ongoing consent and support of Alderon’s exploration activities in Labrador, the Innu Nation will benefit through economic opportunities for community members. These opportunities will include employment and training for individuals or contracts with local Innu Nation registered businesses.

Altius Option Exercise

On December 6, 2010, Alderon exercised the Altius Option to acquire a 100% interest in the Kami Property from Altius. In order to complete the exercise of the Option, Alderon issued an aggregate of 32,285,006 Common Shares to Altius. In addition, Altius’ Chairman, John Baker, and Chief Executive Officer, Brian Dalton, were nominated and elected to the Board of Directors of Alderon at the annual general meeting which was held on December 10, 2010. Altius also retains a 3% gross sales royalty on iron ore concentrate from the Kami Property.

December 2010 Financing

On December 16, 2010, the Company completed a private placement of 9,125,000 units of the Company at a price of $2.20 per unit for gross proceeds of $20,075,000. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each whole Common Share purchase warrant entitles the holder to acquire one common share at a price of $2.80 until December 16, 2012. In connection with the private placement, the Company paid the underwriters a cash commission of $1,204,500, equal to 6% of the gross proceeds and issued 547,500 brokers’ warrants at an exercise price of $2.20 per warrant until December 16, 2012. Each brokers’ warrant is exercisable into one Common Share and one-half of one Common Share purchase warrant exercisable at $2.80 per warrant until December 16, 2012.

Year Ended December 31, 2011 Developments

First Nation Consultation

In addition to the Innu Nation of Labrador, since January 2011, Alderon has been engaged in ongoing consultation efforts with the NunatuKavut in Labrador and the Québec communities of Uashat mak Mani-Utenam, Matimekush-Lac John and Naskapi Nation of Kawawachikamach. Details of these consultation efforts can be found in “Mineral Properties – Kami Property – Property Description and Location – Community Relations”.

Graduation to Toronto Stock Exchange

Effective October 12, 2011, Alderon’s common shares began trading on the Toronto Stock Exchange under the symbol “ADV”.

Mineral Resource Estimates on the Kami Property

During 2011 Alderon completed mineral resource estimates on the North Rose, Rose Central and Mills Lake deposits of the Kami Property. Rose Central, together with Mills Lake and North Rose, host a currently defined indicated mineral resource of 490 million tonnes at 30.0% iron and an additional inferred mineral resource of 598 million tonnes at 30.3% iron. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Further information about the mineral resource estimates can be found in “Mineral Properties – Kami Property – Resource Estimate”.

Preliminary Economic Assessment of the Kami Property

On September 8, 2011, Alderon announced the results of the PEA on the Rose Central deposit of the Kami Property. Highlights of the PEA include:

•	Concentrate production rate of 8 million tonnes per year at a grade of 65.5% iron.

•	Commercial production expected to commence in 2015 with a mine life of 15.3 years.
•	Capital cost of $989 million (excluding closure costs, sustaining capital & leased equipment).
•	Total operating cost (excluding royalties) of $44.87/tonne concentrate (averaged over the life of mine).
•	Pre-Tax IRR of 40.2%.
•	Pre-Tax NPV (discounted at 8%) of $3.07 billion.
•	Payback period of 2.7 years.

The PEA is based only on the development of the Rose Central deposit. The level of accuracy of the PEA is considered to be -20% / +30%.

The PEA is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Total capital expenditures (including contingency) are estimated at $988.9 million.  The capital cost estimate excludes closure costs and sustaining capital, which are expected to be approximately $25.4 million and $198.4 million respectively for the life of the project.

The PEA assumes a concentrate selling price of $115/tonne for the life of the project and includes a 3% gross sales royalty on iron ore concentrate to Altius. Total operating costs, including annual costs for leasing of equipment (valued at $259.2 million) over the life of the leases, are estimated at $44.87/tonne of concentrate.

Further information about the PEA can be found in “Mineral Properties – Kami Property – Mining Operations”.

Developments Subsequent to December 31, 2011 and Outlook

Strategic Investment by Liberty Metals & Mining LLC

On January 13, 2012, Alderon closed a $40 million strategic investment from Liberty Metals & Mining Holdings, LLC (“LMM”), a subsidiary of Liberty Mutual Group. LMM purchased 14,981,273 Common Shares of Alderon on a private placement basis for an aggregate purchase price of approximately $40 million at a price per Common Share of $2.67.

Under the terms of the subscription agreement, LMM has a pre-emptive right to participate in future equity financings of Alderon. In the event that LMM desires to sell any of its Common Shares, Alderon will hold the right to identify a purchaser or purchasers to whom such Common Shares shall be sold. In addition, under the terms of the subscription agreement, Christopher Noel Dunn, the Managing Director of LMM, was appointed to the Alderon board of directors.

Listing on NYSE Amex

Effective March 9, 2012, Alderon’s Common Shares were listed and commenced trading on the NYSE Amex Exchange in the United States under the symbol “AXX”.

Outlook

Alderon is currently conducting its 2012 winter drilling program on the Kami Property.  The four month drill program will be focused predominately on North Rose and will include up to 18,000 metres of drilling with six drills.  The program will concentrate on infill drilling with the goal of upgrading the current indicated and inferred mineral resources into the measured and indicated categories in preparation for the feasibility study on the Kami Property expected to be completed in the third quarter of 2012.

Alderon will continue with the environmental assessment process in 2012. Alderon registered the Kami Property with the Canadian Environmental Assessment Agency and the Department of Environment and Conservation, Government of Newfoundland and Labrador in October 2011. Alderon subsequently announced on February 29, 2012 that the Government of Canada and the Provincial Government of Newfoundland and Labrador have issued draft Environmental Impact Statement guidelines for public review. Alderon plans to complete the Environmental Impact Statement for the Kami Property in the fourth quarter of 2012.

During 2012 Alderon will also focus on negotiating and concluding agreements for the key infrastructure requirements for the Kami Property which include railway transportation, port access and the provision of power.

Significant Acquisitions

The Company has made no significant acquisitions for which disclosure is required under Part 8 of National Instrument 51-102.

NARRATIVE DESCRIPTION OF THE BUSINESS

Summary of the Business

The Company is focused on developing its core asset, the Kami Property located next to the mining towns of Wabush, Labrador City and Fermont in Western Labrador, Canada. The Kami Property is surrounded by four producing mines and is within close proximity to a common carrier railway which is connected to deep sea ports which have year round access to the global market. The Company’s goal is to develop the Kami Property into a profitable mining operation and become a producer of low cost iron concentrate by taking advantage of the Kami Property’s strategic location and the readily available regional infrastructure.

Competitive Conditions

The mining industry is intensely competitive in all its phases, and the Company competes with other mining companies in connection with the acquisition of properties, the recruitment and retention of qualified personnel and contractors, the supply of equipment, and, ultimately, customers for any iron ore that may be produced from its mineral projects if they reach production. Many of the companies the Company competes with have greater financial resources, operational experience and technical facilities than the Company. Consequently, the Company’s future revenue, operations and financial condition could be materially adversely affected by competitive conditions.

Employees

As of December 31, 2011, the Company had 22 employees. In addition to the Company’s employees, it also has several sub-contractors and consultants that it has engaged to provide services. The Company’s strategy is consistent with that of many junior mineral exploration and development companies largely operating through sub-contractors and consultants for the purposes of cost management.

Environmental Protection

The Company understands the importance of environmental protection. The Company’s activities are subject to extensive national, provincial, and local laws and regulations governing environmental protection and employee health and safety. The Company is required to obtain government permits and comply with bonding requirements under environmental laws. All phases of the Company’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects.

The environmental protection requirements affect the financial condition and operational performance and earnings of the Company as a result of the capital expenditures and operating costs needed to meet or exceed these requirements. These expenditures and costs may also have an impact on the competitive position of the Company to the extent that its competitors are subject to different requirements in other governmental jurisdictions. In the most recently completed financial year, the effect of these requirements has been limited due to the exploration stage of the Company, but they are expected to have a larger effect in future years if the Company moves toward and commences development and production. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations

MINERAL PROPERTIES

General

The Company’s only mineral property is the Kami Property.

Kami Property

The following represents a brief summary of information contained in the Technical Report dated effective October 26, 2011 and prepared by Angelo Grandillo, Eng, M.Eng. of BBA, Paul Deering, P. Eng., P. Geo. of Stantec, Michael Kociumbas, B.Sc., P. Geo. of WGM, and Richard W. Risto, M.Sc., P. Geo. of WGM;. The Technical Report was commissioned at the request of Alderon management. Unless specifically noted otherwise, the following disclosure regarding the Kami Property has been prepared under the authority and supervision and with the consent of the authors, each a “qualified person” within the meaning of NI 43-101, and, in some cases, is a direct extract from the Technical Report. Certain information noted in the summary below is noted as having arisen subsequent to the effective date of the Technical Report and therefore has not been confirmed by the authors of the Technical Report. The full Technical Report is available under the Company’s corporate profile on SEDAR at www.sedar.com.

Property Description and Location

Property Location

The Property is located in Western Labrador. It is approximately 10 km southwest from the Town of Wabush, Newfoundland and Labrador and immediately adjacent (east) of the town of Fermont in Québec. The Property perimeter is approximately 6 km southwest from the Wabush Mines mining lease. The Property in Labrador consists of two non-contiguous blocks and spans an area that extends about 12 km east-west and 13 km north-south in NTS map areas 23B/14 and 15, and centered at approximately 52°49’N latitude and 67°02’W longitude. The location of the Property and the mineral resource areas are illustrated on Figure 1 below.

FIGURE 1

KAMI PROPERTY MAP

ADV KAM / ADV_12_License_Map.cdr
Last revision date: Wednesday 19 October, 2011

Watts, Griffis and McOuat

630,000m.E
634,000m.E
638,000m.E
642,000m.E
5,862,000m.N
5,858,000m.N
5,854,000m.N
5,850,000m.N
Legend:
*Property outline
Claims boundary
Newfoundland and Labrador licence
Quebec claims
Road
WGM Mineral Resource Estimate Areas
Conservation Zone
*Province boundary and Newfoundland and Labrador Property outline based on Newfoundland and Labrador GeoScience Atlas
**Québec claims location based on Quebec GESTIM, Map 23B14 (2009/11/25)
***Conservation zone - approximately located
Pike Lake North
Duley Lake Provincial Park
Long Lake (Duley Lake)
Narrow Lake (Amphi Lake)
Pike Lake South
Québec
Rose North Zone
Rose Lake Area
Rose Central Zone
Mart Lake
Mart Lake Area
Lac Daviault
017926M
015980M
2156611
2156609
2156610
2156607
2156608
PROPERTY OUTLINE
Fermont
Molar Lake
Mill Lake Zone
Mills Lake
Mills Lake Area
017948M
Scale 1 : 75,000
0
0.75
3.75
Kilometres
UTM NAD27 Zone 19
Newfoundland and Labrador
Florence Lake
Map Lake
Graphics by: Watts, Griffis and McOuat Limited

Figure 2.

ALDERON IRON ORE CORP.

Kami Project

Southwest Labrador, Canada

Land Status Map

Property Description and Ownership

Alderon acquired a 100% interest in the Property on December 6, 2010 from Altius. The purchase is subject to a 3% gross sales royalty payable to Altius.

The Property is located in Labrador, however, as at the effective date of the Technical Report, Alderon also held a group of contiguous licences in Québec in order to cover mineral rights along the provincial borders which cross the west side of the Property. Subsequent to the effective date of the Technical Report, Alderon abandoned all the mineral land holdings in Québec and references in this summary to the Kami Property include the Québec licences.  For the purpose of the PEA, all mining and processing operations will take place in the Province of Newfoundland and Labrador. According to the claim system registry of the Government of Newfoundland and Labrador, the Property is registered to Alderon. The Property in Labrador includes three map-staked licences, namely 015980M, 017926M and 017948M, totaling 305 claim units covering 7,625 hectares. Surface rights on the acquired lands are held by the provincial governments, but may be subject to First Nations Rights. Table 1 provides details of the current mineral land holdings in Labrador.

TABLE 1: KAMISTIATUSSET PROPERTY IN LABRADOR

Licence	Claims	Area (ha)	NTS Areas	Issuance Date	Renewal Date	Report Date
015980M	191	4,775	23B14 23B15	Dec 29, 2004	Dec 29, 2014	February 27, 2013
017926M	92	2,300	23B15	Aug 30, 2010	Aug 30, 2015	October 29, 2012
017948M	22	550	23B15	Sept 10, 2010	Sept 10, 2015	November 09, 2012
Total	305	7,625

Permitting

Alderon, for its summer 2010 program, acquired a provincial exploration permit (E100083) from the government of Newfoundland and Labrador that covered drilling, geophysics and land access including a fording permit for five crossings. Alderon was also granted a municipal letter of permission from the town of Labrador City. This letter (No. 10-284) noted that the land is zoned Mining Reserve Rural and mineral exploration is a permitted use in this zone. This letter allowed for exploration and a fuel cache subject to certain conditions outlined in a letter dated June 10, 2010. The Labrador City letter specifies the need to respect wetlands and minimize waterfowl habitat disturbance. Alderon also was issued a permit allowing cutting of 300 cords of wood.

The provincial exploration permit, the municipal letter of permission and a water use licence were renewed to provide for the 2011 winter program.

For the 2011 summer program, Alderon applied for and received provincial exploration permit (E110091) from the Government of Newfoundland and Labrador that covered the drilling, geophysics and land access until December 31, 2011. The water use licence was renewed again for this program. Exploration and fuel cache under specific conditions are allowed in this permit dated May 30, 2011. The need to respect wetland and minimize waterfowl habitat disturbance was again specified.

Subsequent to the completion of the Technical Report Alderon applied for and received provincial exploration permit (E110260) from the Government of Newfoundland and Labrador that covers the drilling, geophysics and land access until April 30, 2012 and will allow Alderon to complete its winter 2012 drilling program.

All exploration work has been conducted in Newfoundland and Labrador so no permits were required from Québec.

Environmental Setting

There are two types of sensitive or special areas in the vicinity of the project at the Kami site: a Provincial Park Reserve and a Wetland Stewardship Zone consisting of several management units.

Provincial Park Reserves protect areas with important natural features and landscapes. These areas are part of a provincial initiative to protect representative portions of all the different ecoregions within the province of Newfoundland and Labrador. These areas have no day use or camping facilities. The Duley Lake Provincial Park Reserve is approximately 7 km2 and is located approximately 90 m from the proposed location of the Rose North Waste Rock Disposal Area, 1.1 km from Rose Central pit, and 10 km from Labrador City.

A Wetland Stewardship Zone agreement was signed by the Town of Labrador City and the Newfoundland and Labrador Department of Environment and Conservation in 2005. This agreement pledged their commitment to conservation and protection of wetlands within the zone in consultation with the Provincial Wildlife Division. This was formalized in 2010 with the development of a Habitat Conservation Plan. The Plan identifies eight Management Units within the Labrador City Wetland Stewardship Zone. The Town has committed to using the Habitat Conservation Plan as a guide to best management practices in and around the Stewardship Zone and Management Units including use of riparian buffers around all water bodies and marsh areas with the Units (Town of Labrador City and Eastern Habitat Joint Venture 2010). As such, exploration activities in these Management Units are subject to review by the Municipality and Wildlife Division and have been subject to environmental assessment under provincial regulations; to date, exploration activities have been approved in accordance with the limitations of working in a Management Unit.

There are a number of basic cottages on the Property along various rivers and lakes.

Community Relations

Alderon has been engaging five Aboriginal groups with asserted land claims or traditional territories in proximity to the Kami Property: Innu Nation, NunatuKavut Community Council ("NCC”), Uashat mak Mani-Utenam, Matimekush-Lac John and Naskapi Nation of Kawawachikamach.

Alderon began its Aboriginal engagement by negotiating a Memorandum of Understanding (“MOU”) with the Innu Nation which was signed on August 11, 2010. The MOU between the Innu Nation of Labrador and Alderon provides a framework for Alderon and the Innu Nation to work together to establish a long term, mutually beneficial, cooperative and productive relationship. It also provides the parties with a process for which the Innu Nation can identify and provide Innu Nation businesses and members an opportunity to participate in the exploration activities. During a meeting held in Montreal with Labrador Innu representatives on May 23, 2011, Alderon outlined their exploration program. The Labrador Innu expressed no concern about the exploration activities planned for 2011.  On September 27, 2011, Alderon met with representatives of the Innu Nation to advance discussions surrounding the conditions outlined in the MOU.

Consultation efforts with the Québec communities of Uashat mak Mani-Utenam, Matimekush-Lac John, and Naskapi Nation of Kawawachikmach began on January 12, 2011, with each community receiving a letter introducing the Company, providing an overview of its exploration plans including a map, and providing contact information for any questions or concerns they may have related to Alderon’s exploration efforts.  These letters were translated into French for the communities of Uashat mak Mani-Utenam and Matimekush-Lac John.  In the letter, Alderon extended offers to meet and address any questions or concerns the Québec communities may have, and to provide additional information on Alderon’s 2011 exploration plans with a goal of building respectful relationships. In January 2011, Alderon met at separate occasions with the Chief of Matimekush-Lac John, and a representative from Uashat mak Mani-Utenam, at which time Alderon provided a more detailed overview of Alderon and its exploration efforts of the Property.

In February 2011, additional letters were sent to the Québec Innu communities of Uashat mak Mani-Utenam and Matimekush-Lac John, inviting them to meet with Alderon in Toronto during a conference in March 2011. A meeting was held in Toronto between the Chief, a councillor of Uashat mak Mani-Utenam and a legal representative from the community. At that time there were no concerns raised regarding the exploration component of Alderon’s program. During the meeting, the Chief expressed an interest in negotiating a MOU with Alderon. Alderon forwarded a copy of a draft MOU to the Uashat representatives on March 23, 2011 and there has been ongoing communication between the two parties since then. On May 11, 2011, Alderon met with Uashat mak Mani-Utenam legal counsel and a representative of the community to discuss their concerns with Alderon’s exploration program. Alderon also met with councillors and legal counsel from Uashat on August 16 and September 29, 2011 to discuss the next steps in advancing discussions.

Alderon in addition to consultative efforts associated with exploration activities, Alderon has actively sought to engage and provide support to each group to aid their participation in the ongoing environmental assessment process.  Each group has been requested to cooperate with Alderon in obtaining a thorough understanding of their contemporary traditional land and resource use activities in proximity to the project area.

Alderon will continue to engage all Aboriginal groups and communicate with stakeholders who have an interest in the Property and Alderon’s activities and who may potentially be affected by project activities.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access

The Property is accessible from Labrador City/Wabush, Newfoundland via 4x4 vehicle roads. All-Terrain Vehicle (“ATV”) trails enable access to the remainder of the Property. Wabush is serviced daily by commercial airline from Sept-Îles, Montreal and Québec City and also by flights from points east.

Climate

The climate in the region is typical of Western Labrador (sub-Arctic climate). Winters are harsh, lasting about six to seven months with heavy snow from December through April. Summers are generally cool and wet; however, extended daylight enhances the summer workday period. Early and late winter conditions are acceptable for ground geophysical surveys and drilling operations. The prevailing winds are from the west and have an average of 14 km per hour, based on 30 years of records at the Wabush Airport.

Local Resources and Infrastructure

The Property is adjacent to the two towns of Labrador City, 2006 population 7,240 and Wabush, population 1,739. Together these two towns are known as Labrador West. Labrador City was founded in the 1960s to accommodate the employees of the Iron Ore Company of Canada. A qualified work force is located within the general area due to the operating mines and long history of exploration in this region.

Although low cost power from a major hydroelectric development at Churchill Falls to the east is currently transmitted into the region for the existing mines operations, the current availability of additional electric power on the existing infrastructure in the region is limited. Therefore, Alderon has already begun discussions with local utilities to secure electric power for the Project. A study has been done, as part of the PEA, to evaluate the options for supplying power to the site. The Kami site is also located in proximity to other key services and infrastructure. The Project will include a rail loop and a connection to the QNS&L Railway for transportation of product to port. Fresh water sources on the site are plentiful, although the plan is to maximize recycling and minimize dependence on fresh water. A preliminary site plan has been developed as part of the PEA, which indicates that there are enough barren areas on the site to permit permanent storage of waste rock and tailings.

Physiography

The Property is characterized by gentle rolling hills and valleys that trend northeast-southwest to the north of Molar Lake and trend north-south to the west of Molar Lake, reflecting the structure of the underlying geology. Elevations range from 590 m to 700 m.

The Property area drains east or north into Long Lake. A part of the Property drains north into the Duley Lake Provincial Park before draining into Long Lake.

In the central Property area, forest fires have helped to expose outcrops; yet the remainder of the Property has poor outcrop exposure. The cover predominantly consists of various coniferous and deciduous trees with alder growth over burnt areas.

History

The earliest geological reconnaissance in the southern extension of the Labrador Trough within the Grenville Province was in 1914, by prospectors in their search for gold. Several parties visited the area between 1914 and 1933, but it was not until 1937 that the first geological map and report was published. The metamorphosed iron formation in the vicinity of Wabush Lake was first recognized by Dr. J.E. Gill in 1933. A few years later, the Labrador Mining and Exploration Co. Ltd. (“LM&E”) evaluated the iron formation, but decided it was too lean for immediate consideration.

In 1949, interest in the Carol Lake area by LM&E was renewed and geological mapping was carried out in the Long Lake - Wabush Lake area by H.E. Neal for IOCC. The work was done on a scale of 1"=1/2 mi. and covered an area approximately 8 km wide by 40 km long from Mills Lake northward to the middle of Wabush Lake. This work formed part of the systematic mapping and prospecting carried on by LM&E on their concession. Concentrations of magnetite and specularite were found in many places west of Long Lake and Wabush Lake during the course of Neal's geological mapping. Broad exposures of this enrichment, up to 1.2 km long, assayed from 35% to 54% Fe and 17% to 45% SiO2. Ten enriched zones of major dimensions were located and six of these were roughly mapped on a scale of 1"=200 ft. Seventy-four samples were sent to Burnt Creek for analysis. Two bulk samples, each about 68 kg, were taken for ore dressing tests. One was sent to the Hibbing Research Laboratory and the other was sent to the Bureau of Mines, Ottawa. The material was considered to be of economic significance as the metallurgical testing indicated that it could be concentrated.

Geological mapping on a scale of 1"=½ mi. was carried out by H.E. Neal in the Wabush Lake - Shabogamo Lake area in 1950. Neal also reported numerous occurrences of pyrolusite and psilomelane (botryoidal goethite being frequently associated with the manganese) within the iron formation and quartzite. Mills No. 1 was one of the iron deposits discovered in 1950 and was sampled and described at that time. A narrow irregular band of pyrolusite was reported to extend 457 m within a friable magnetite-hematite iron formation located 914 m southwest of the prominent point on the west side of Mills Lake. In 1951, nearly all of the concession held by LM&E within the Labrador Trough was flown with an airborne magnetometer. This survey showed the known deposits to be more extensive than apparent, from surface mapping and suggested further ore zones in drift-covered areas.

In 1953, a program of geological mapping in the Mills Lake - Dispute Lake area was conducted by R.A. Crouse of IOCC. Crouse considered the possibility of beneficiating ores within the iron formation and all high magnetic anomalies and bands of magnetite-specularite iron formation were mapped in considerable detail. Occurrences of friable magnetite-specularite gneiss containing enough iron oxides to be considered as beneficiating ore were found in several places west of Long Lake and northwest of Canning Lake. Representative samples assayed 18.55% to 43.23% Fe and 26.66% to 71.78% SiO2. Seven zones of this material were located in the area. Three of these (one of which was Mills No. 1 Deposit) were mapped on a scale of 1"=200 ft. On two of these occurrences, dip needle lines were surveyed at 122 m (400 ft) intervals. Forty-two samples were sent to the Burnt Creek Laboratory for analysis. Three samples were sent to Hibbing, Minnesota for magnetic testing. It was reported that at Mills No. 1, the ore was traced for a distance of 488 m along strike, with the minimum width being 107 m.

In 1957, an area of 86.2 km2 to the west of Long Lake was remapped on a scale of 1"= 1,000 ft and test drilled by IOCC to determine areas for beneficiating ore. Dip needle surveying served as a guide in determining the locations of iron formation in drift-covered areas. 272 holes, for a total of 7,985 m (26,200 ft.) were drilled during the 1957 program (approximately 66 holes are located on the Property). Mathieson reported that there were no new deposits found as a result of the drilling, however, definite limits were established for the iron formation found during previous geological mapping. Three zones of "ore" were outlined, which included Mills No. 1 and an area of 19.1 km2 was blocked out as the total area to be retained. According to Mathieson, the Mills No. 1 zone was outlined by six drillholes and found to have a maximum length of 3,048 m (10,000 ft) and a maximum width of 610 m (2,000 ft). The mineralization is described as being composed of specularite with varying amounts of magnetite, grading on average 32.1% Fe. A search by Altius for the logs and/or core from the 1957 LM&E drilling program has not been successful. From local sources, it is known that all holes drilled in this area were of small diameter and very shallow (~30 m).

Early in 1959, a decision was made by IOCC to proceed with a project designed to open up and produce from the ore bodies lying to the west of Wabush Lake and a major program of construction, development drilling and ore testing was started in the Wabush area. Also that year, geological mapping (1"=1,000 ft.) and magnetic profiling were conducted by LM&E in the Long Lake - Mills Lake area. Zones of potential beneficiating ores were located to the southwest of Mills Lake.

In 1972, an extensive airborne electromagnetic survey covered 2,150 km2 of territory, and entailed a 2,736 km line of flying in the Labrador City area. The area covered, extended from the southern extremity of Kissing Lake to north of Sawbill Lake, and from approximately the Québec-Labrador border on the west to the major drainage system, through Long, Wabush and Shabogamo Lakes on the east. The survey was done by Sander Geophysics Ltd. (for LM&E) using a helicopter equipped with a NPM-4 magnetometer, a fluxgate magnetometer, a modified Sander EM-3 electromagnetic system employing a single coil receiver, and a VLF unit. In 1972 to 1973, an airborne magnetic survey was conducted over the area by Survair Ltd., Geoterrex Ltd., and Lockwood Survey Corporation Ltd., for the Geological Survey of Canada.

In 1977, geological mapping was initiated by T. Rivers of the Newfoundland Department of Mines and Energy within the Grenville Province, covering the Wabush-Labrador City area. This work was part of the program of 1:50,000 scale mapping and reassessment of the ratio of mineral potential of the Labrador Trough by the Newfoundland Department of Mines and Energy. Mapping was continued by Rivers in western Labrador from 1978 to 1980. As part of an experimental geochemical exploration program in Labrador by LM&E in 1978, many of the lakes in the Labrador City area were sampled, both for lake bottom sediments and lake water. Lake sediment samples were sent to Barringer Research Ltd., Toronto, Ontario, for a multi-element analysis. Water samples were tested at Labrador City for acidity, before being acidified for shipment. Some samples were also shipped to Barringer for analysis and some were analyzed in the IOCC Laboratory in Sept-Îles. A sample portion was also sent to the Learch Brothers Laboratory in Hibbing Minnesota for additional analysis. On Block No. 24 (part of the Property), only one site was sampled. The sediment assay results indicated the sample was statistically “anomalous" in phosphorous. None of the water samples were defined as anomalous. Stubbins concluded that the samples, as a group, are widely scattered, and it is difficult to draw any firm conclusion from the results. He added that a further study might indicate that it is worthwhile to take additional samples.

In 1979, a ground magnetometer survey was conducted on Block No. 24 (part of the Property). A total of four lines having a combined length of 3,500 m were surveyed on this block. The standard interval between successive magnetometer readings was 20 m. Occasionally over magnetically “quiet” terrain, this interval was increased. Whenever an abrupt change in magnetic intensity was encountered, intermediate stations were surveyed. The magnetometer profiles and observations of rare outcrops confirm that oxide facies iron formation occurs on Block No. 24 (in the Mills No. 1 area of the Property). Also in 1979, one diamond drillhole was drilled by LM&E near the north end of Elfie Lake on the Property. The hole (No. 57-1) was drilled vertically to a depth of 28 m and did not encounter the iron oxide facies of interest. In 1983, LM&E collared a 51 m deep (168 ft) diamond drillhole 137 m north of Elfie Lake (DDH No. 57-83-1). The drillhole encountered metamorphosed iron formation from 17 m to a depth of 51 m. Of this, only 2 m was oxide facies. Core recovery was very poor (20%).

In 1981 and 1982, an aerial photography and topographic mapping program was completed by IOCC to rephotograph the mining areas as part of its program to convert to the metric system. Two scales of aerial photography (1:10,000 and 1:20,000) were flown, and new topographic maps (1:2,000 scale) were made from these photos. The photography was extended to cover all the lease and licence blocks in the Labrador City area.

During the summers of 1977 and 1978, a lake sediment and water reconnaissance survey was undertaken over about one-half (134,000 km2) of Labrador by the GSC, in conjunction with the Newfoundland Department of Mines and Energy. The survey was designed to provide the exploration industry with data on bedrock composition, and to identify metaliferous areas as large scale prospecting targets. Sampling continued in 1982 in southwestern Labrador. Water and sediments from lakes over an approximate area of 50,000 km2 were sampled at an average density of one sample per 13 km2. Lake sediment samples were analyzed for U, Cu, Pb, Zn, Co, Ni, Ag, Mo, Mn, Fe, F, As, Hg and L.O.I. In addition, U, F and pH were determined on the water samples.

During 1985, field work by LM&E was concentrated on the northern part of Block No. 24. A pace and compass grid was established near Molar Lake. Cross lines were added at 152 m (500 ft) intervals. The grid was used to tie in the sample sites and a systematic radiometric survey was thus performed. There were four soil samples and six rock samples (one analyzed) collected. A possible source of dolomite as an additive for the IOCC's pellet plant was examined near Molar Lake. It was concluded from visual examination that the dolomite was high in silica.

In 2001, IOCC staked a considerable portion of the iron formation in the Labrador City area, with the Kamistiatusset area being in the southern extent of the company’s focus. Extensive geophysical testing was conducted over the area using airborne methods. The Kamistiatusset area and the area north of the Property were recommended as a high priority target by SRK Consulting Ltd., as part of the 2001 IOCC Work Report. However, no work was reported for the area.

In 2004, Altius staked twenty (20) claims comprising licence 10501M. In the spring of 2006, Altius staked another thirty-eight (38) claims to the north, comprising licence 11927M.

Geological Setting

The Property is situated in the highly metamorphosed and deformed metasedimentary sequence of the Grenville Province, Gagnon Terrane of the Labrador Trough (“Trough”), adjacent to and underlain by Archean basement gneiss. The Trough, otherwise known as the Labrador-Québec Fold Belt, extends for more than 1,200 km along the eastern margin of the Superior Craton from Ungava Bay to Lake Pletipi, Québec. The belt is about 100 km wide in its central part and narrows considerably to the north and south. The Trough itself is a component of the Circum-Superior Belt that surrounds the Archean Superior Craton which includes the iron deposits of Minnesota and Michigan. Iron formation deposits occur throughout the Labrador Trough over much of its length.

The Trough is comprised of a sequence of Proterozoic sedimentary rocks, including iron formation, volcanic rocks and mafic intrusions. The southern part of the Trough is crossed by the Grenville Front representing a metamorphic fold-thrust belt in which Archean basement and Early Proterozoic platformal cover were thrust north-westwards across the southern portion of the southern margin of the North American Craton during the 1,000 Ma Grenvillian orogeny. Trough rocks in the Grenville Province are highly metamorphosed and complexly folded. Iron deposits in the Gagnon Terrane, (the Grenville part of the Trough); include those on the Property and Lac Jeannine, Fire Lake, Mont-Wright, Mont-Reed, and Bloom Lake in the Manicouagan-Fermont area, and the Luce, Humphrey and Scully deposits in the Wabush-Labrador City area. The metamorphism ranges from greenschist through upper amphibolite into granulite metamorphic facies from the margins to the orogenic centre of the Grenville Province. The high-grade metamorphism of the Grenville Province is responsible for recrystallization of both iron oxides and silica in primary iron formation, producing coarse-grained sugary quartz, magnetite, and specular hematite schist or gneiss (meta-taconites) that are of improved quality for concentration and processing.

North of the Grenville Front, the Trough rocks in the Churchill Province have been only subject to greenschist or sub-greenschist grade metamorphism and the principal iron formation unit is known as the Sokoman Formation. The Sokoman Formation is underlain by the Wishart Formation (quartzite) and the Attikamagen Group including the Denault Formation (dolomite) and the Dolly/Fleming Formations (shale). In the Grenville part of the Trough, where the Property is located, these same Proterozoic units can be identified, but are more metamorphosed and deformed. In the Grenville portion of the Trough, the Sokoman rocks are known as the Wabush Formation, the Wishart as the Carol Formation (Wabush area) or Wapusakatoo Formation (Gagnon area), the Denault as the Duley Formation and the Fleming as the Katsao Formation. A recent synthesis develops modern lithotectonic and metallogenic models of the Trough north of the Grenville Front. In practice, both sets of nomenclature for the rock formations are often used. Alderon and Altius have used the Menihek, Sokoman, Wishart, Denault, and Attikamagen nomenclature throughout their reports to name rock units on the Property.

The Property is underlain by folded, metamorphosed sequences of the Ferriman Group and includes (from oldest to youngest): Denault (Duley) Formation dolomitic marble (reefal carbonate) and Wishart (Carol) Formation quartzite (sandstone) as the footwall to the Sokoman (Wabush) Formation.  The Sokoman (Wabush) Formation includes iron oxide, iron carbonate, and iron silicate facies and hosts the iron oxide deposits.  The overlying Menihek Formation resulted from clastic pelitic sediments derived from emerging highlands into a deep-sea basin and marks the end of the chemical sedimentation of the Sokoman Formation.

Middle Proterozoic biotite-garnet-amphibole dykes and sills cut through all formations.

Altius’ exploration was focussed on three parts of the Property known as the Mills Lake, Rose Lake and the Mart Lake areas. Alderon’s 2010 and 2011 drilling was focussed on the Rose Lake and Mills Lake areas.  On some parts of the Property, the Sokoman (Wabush) is directly underlain by Denault (Duley) Formation dolomite and the Wishart (Carol) Formation quartzite is missing or is very thin.  In other places, both the dolomite and quartzite units are present.

Alderon interprets the Property to include two iron oxide hosting basins juxtaposed by thrust faulting.  The principal basin, here named the “Wabush Basin”, contains the majority of the known iron oxide deposits on the Property.  Its trend continues NNE from the Rose Lake area 9 km to the Wabush Mine and beyond the town of Wabush.  The second basin, called the "Mills Lake Basin", lies south of the Elfie Lake Thrust Fault and extends southwards, parallel with the west shore of Mills Lake.  Each basin has characteristic lithological assemblages and iron formation variants.

The portion of the Property east of the western shore of Mills Lake is dominated by gently dipping (15°-20°E) Denault Formation marble with quartz bands paralleling crude foliation.  This block is interpreted as being thrust from the east onto the two basin complexes above.  The marble outcrops across the 8 km width of licences 017926M and 017948M with consistent east dips.  The thickness exposed suggests that several thrust faults may have repeated the Denault Formation stratigraphy.  On licence 017948M, large blocks of Wishart quartzite were observed surrounding an elevated plateau.  On prior maps this is shown as an infolded syncline of Sokoman Formation, but recent mapping by Alderon found no iron formation.  Another area on licence 017926M, previously interpreted as a syncline with Sokoman and Menihek formations in its core did not show any airborne magnetic or gravity anomalies and recent Alderon mapping found only dolomite marble.

Alderon initiated its 2010 program by relogging Altius’ drill core and replaced Altius’ previous lithological codes with its codes. Amphibolite dikes and sills cut through all other rock units, but are particularly common in the Menihek Formation schists and are a consideration as they may negatively impact the chemistry of iron concentrates made from mineralization containing these rocks that may be difficult to exclude during mining.

Exploration

General

Historic exploration is summarized above under “ – History”. Altius’ initial exploration was in 2006, culminating in a diamond drilling program in 2008. Alderon acquired the Property in December 2010 and has since conducted an extensive exploration program.

Altius Exploration Programs 2006 – 2009

Reconnaissance mapping and rock sampling commenced during the summer of 2006 and was completed during the 2007 field season. Ten 2006 samples of outcrop and boulders were assayed at SGS Lakefield for major elements. Grab samples yielded iron values typical of oxide facies iron formation. Further outcrop sampling was completed during the 2008 program. A total of 63 rock samples were collected, 29 of which were for chemical analysis while the remaining were collected for physical properties testing. The 2007 samples were sent to Activation Laboratories in Ancaster, Ontario and assayed for major elements, FeO and total sulphur. Nine rock samples from the Mills Lake area returned Fe values ranging from 9.7% Fe to 43.6% Fe and manganese values ranging from 0.43% Mn to 13.87% Mn. From the Molar Lake area, five rock samples were collected yielding 13.7% Fe to 23.6% Fe and 0.1% to 0.69% Mn. From the Elfie Lake area, two grab samples were collected that respectively returned assay results of 25.9% Fe and 0.95% Mn and 17.9% Fe and 1.07% Mn. From the Mart Lake area, one sample was collected that yielded 16.3% Fe and 0.15% Mn. From the Rose Lake area, a few outcrops over a strike length of approximately 430 m were grab sampled. Values ranged from 5.6% Fe with 9.73% Mn from a sample near the iron formation – Wishart Formation contact to 29.7% Fe with 1.05% Mn from a magnetite specularite sample of iron formation.

Altius’ 2007 exploration program also included a high resolution helicopter airborne magnetic survey carried out by Mcphar Geosurveys Ltd. The purpose of the airborne survey was to acquire high resolution magnetic data to map the magnetic anomalies and geophysical characteristics of the geology. The survey covered one block. Flight lines were oriented northwest-southeast at a spacing of 100 m. Tie-lines were oriented northeast-southwest at a spacing of 1,000 m. A total of 905 line km of data were acquired. Data was acquired by using precision differential GPS positioning. The rock samples were collected from the Property and sent for physical properties testing to support interpretation of the airborne magnetic survey results.

The results of the 2007 exploration program were positive with rock samples returning favorable iron values and the airborne magnetic survey effectively highlighting the extent of the iron formation.

The 2008 exploration program on the Property consisted of physical properties testing of the rock samples collected in 2007, line cutting, a ground gravity and magnetic survey carried out by Géosig of Saint Foy, Québec, a high resolution satellite imagery survey (Quickbird), an integrated 3-D geological and geophysical inversion model and 6,129.49 m of diamond drilling in 25 holes. The drilling program was designed to test three known iron ore occurrences on the Property (namely Mills Lake, Mart Lake and Rose Lake) that were targeted through geological mapping and geophysics.

The ground gravity and total field magnetic surveys were conducted along 69.8 km of cut gridlines spaced from 200 m to 400 m apart oriented northwest-southeast. Gravity surveying and high resolution positional data were collected at 25 m intervals. The magnetic survey stations were spaced at 12.5 m along the lines.

Mira Geoscience (“Mira”) was contracted to create a 3-D geological and geophysical inversion model of the Property. Mira was provided with the geological cross sections, airborne and ground geophysics data and the physical rock properties from each of the different lithologies. The 3-D geological and geophysical model was completed to help with target definition and drillhole planning.

Drilling confirmed the presence of oxide-rich iron formation at the three iron occurrences and was successful in extending the occurrences along strike and at depth. Drilling was also fundamental in testing stratigraphy and structure to help refine the geological and structural models for each area to aid in drillhole targeting.

Alderon’s Summer 2010 Exploration Program

The 2010 exploration program started on June 1, 2010 and finished December 1, 2010. The program consisted mainly of a drilling program, but also included an airborne geophysical survey covering the three licences Alderon holds in Newfoundland and Labrador and the relogging and lithology re-coding of Altius’ 2008 drill core. The airborne geophysical survey consisted of 1,079 line km of gravity and magnetic surveying covering a 130 km2 area.

The geophysical survey measuring the gradient of the gravity field and magnetics was carried out by Bell Geospace Inc. (“BGI”) of Houston, Texas and flown over the Property from November 8, 2010 through November 11, 2010 onboard a Cessna Grand Caravan. The crew and equipment were stationed in Wabush. The survey was flown in a north-south direction with perpendicular tie lines. Eighty five survey lines and 13 tie lines were flown. The survey lines were 100 m apart on the western side of the survey area, and 300 m apart on the eastern side. The tie lines were 1,000 m apart. The survey lines vary from 10.3 km to 12.4 km in length, and the tie lines varied in length from 5.5 km to 11.7 km.

The survey plan defines a flight path that maintains a constant distance from the ground for the entire length of each survey line. However, it is not always possible to maintain the constant clearance because of variations in terrain relief. Ground clearance does not vary greatly in this survey due to the lack of severe terrain features and ground clearance ranged from 60 km to 187 m.

Magnetic data was acquired with a cesium vapor sensor. A radar altimeter system is deployed to measure the distance between the airplane and the ground. Along with the plane’s altitude acquired via GPS, radar altimetry data is used to produce a Digital Elevation Model (“DEM”). The full Tensor Gravity Gradiometry (Air FTG) system contains three Gravity Gradient Instruments (“GGIs”), each consisting of two opposing pairs of accelerometers arranged on a rotating disc.

Processing of the gravity data includes line leveling, terrain correction and noise reduction. Measured free air and terrain corrected maps for each of the six tensor components are provided.

Minimal data correction is required for magnetics. The majority of erroneous data is removed by the compensation process that corrects the data for the effects of the aircraft, as heading and position changes relative to the magnetic field. A base magnetometer was also used to record and remove the daily variations in the magnetic field due to regional factors. A lag correction is applied to correct the distance between the mag sensor and the GPS antennae. The lag correction is computed based on speed and distance to accurately shift the magnetic data to the GPS reference point and ensure that lines flown in opposite directions are not biased by the distance between the sensor and antennae. The earth's field is calculated and removed. Only minor line adjustments are required to remove any remnant errors that are apparent at line intersections. The data is then ready for reduction to the magnetic pole to approximate the anomaly directly over the causative body, and other derivative calculations to accentuate the anomalies.

Alderon’s Winter 2011 Exploration Program

Alderon’s winter 2011 program consisted of a winter drilling program on the Rose North Deposit. Drilling started in early February and was completed on April 6, 2011.

Subsequent to the effective date of the Technical Report, Alderon has conducted additional drilling on the Kami Property. The total 2011 drill program consisted of 86 holes, totaling 22,250 metres.

Mineralization

Mineralization of economic interest on the Property is oxide facies iron formation. The oxide iron formation (“OIF”) consists mainly of semi-massive bands, or layers, and disseminations of magnetite and/or specular hematite (specularite) in recrystallized chert and interlayered with bands (beds) of chert with carbonate and iron silicates. Where magnetite or hematite represent minor component of the rock comprised mainly of chert, the rock is lean iron formation. Where silicate or carbonate becomes more prevalent than magnetite and/or hematite, then the rock is silicate iron formation (“SIF”) and or silicate-carbonate iron formation and its variants. SIF consists mainly of amphibole and chert, often associated with carbonate and contains magnetite or specularite in minor amounts. The dominant amphibole on the Kami Property is grunerite. Where carbonate becomes more prevalent, the rock is named silicate-carbonate or carbonate-silicate iron formation, but in practice, infinite variations exist between the OIF and silicate-carbonate iron formation composition end members. SIF and its variants and lean iron formation are also often interbedded with OIF.

The OIF on the Property is mostly magnetite-rich and some sub-members contain increased amounts of hematite (specularite).  Hematite appears to be more prominent in Rose North mineralization than at either Rose Central or Mills Lake, but all zones contain mixtures of magnetite and hematite.  At both Rose North and Rose Central and at Mills Lake, a bright pink rhodonite, which is a manganese silicate, is associated with hematite-rich OIF facies. Bustamite, a calcium manganese silicate, is said to be present.  Deeply weathered iron formation in the Rose North Deposit also contains concentrations of secondary manganese oxides.  There may also be other manganese species present.

Wabush Basin – Rose Deposits

The Wabush Basin on the Property contains (from south to north) the South Rose/Elfie Lake Deposit, the Rose Central Deposit and the Rose North Deposit. These deposits represent different parts of a series of gently plunging NNE-SSW upright to slightly overturned anticlines and synclines. The airborne geophysics anomalies and certain maps show the linear trend of this fold system continuing NNE from the western end of the Rose North Deposit toward Long (Duley) Lake. The Wabush Mine Deposit lies across the lake where the structure opens into a broad open anticline perhaps dipping ENE under Little Wabush Lake.

The stratigraphy in the Rose area ranges from the Archean granite gneiss, north of the Rose syncline, up to the Menihek Formation mica schist. The contact between the Archean basement and the Denault marble is not exposed, nor has it been drilled to date. The Rose anticline exposes the Wishart Formation quartzite and drillholes also pass into Denault marble in the anticline core. The contact relationship between the two units appears gradational with increasing quartz at the base of the Wishart. The Wishart includes muscovite + biotite-rich schist and variations in quartzite textures. It appears more variable than the large quartzite exposures near Labrador City.

The upper contact of the Wishart Formation is abrupt. The base of the overlying iron formation often starts with a narrow layer of Fe-silicate–rich iron formation. Alderon’s exploration team correlates this member with the Ruth Fm. Locally this is called the Basal Iron Silicate Unit (Wabush Mines terminology). The thickness of this sub-unit ranges 0 to 20 m.

The Sokoman Formation in the Rose Lake area includes three iron-oxide rich stratigraphic domains or zones separated by two thin low-grade units. This is similar to the sequence observed at the Wabush Mine. At Rose Lake, the low grade units, composed of quartz, Fe-carbonate plus Fe-silicates and minor Fe oxides, are thinner and more erratically distributed than at the Wabush Mine. The three oxide divisions or domains in a gross sense are mineralogically distinct.

The lower stratigraphic level at Rose Lake typically has substantially higher specular hematite to magnetite ratio; magnetite content can be minimal to almost absent. The principal gangue mineral is quartz with a little carbonate or Fe-silicate. Crystalline rhodonite and bustamite are locally common. Occasionally, magnetite can be observed replacing the hematite as crystalline clusters to 2 cm with rhodonite coronas. This is interpreted as indicating a broad reduction in Fe oxidation during the peak of metamorphism. The Mn-silicates appear to be cleanly crystallized with little entrainment of Fe oxides. In the Rose North Deposit, some secondary manganese oxides develop in the deeply weathered zone.

The middle domain typically is comprised of a series of OIF units where hematite exceeds magnetite, interlayered with units where magnetite exceeds hematite. The mineralization is somewhat enriched in manganese. Gangue minerals include quartz, Fe-carbonate, and modest amounts of Fe-silicate.

The upper domain typically has a much higher magnetite: hematite ratio than the other levels, with hematite being uncommon in any quantity. Upwards, this domain grades into assemblages containing less Fe oxide with increasing amounts of Fe-silicate and Fe-carbonate. Magnetite-rich mineralization typically contains less than 0.5% Mn.

The uppermost part of the Sokoman is principally non-oxide facies. The contact with the overlying Menihek Fm is a diachronous transition of interlayered Sokoman chemical sediments and Menihek flysch mud. The contact may locally be tightly folded or faulted by post-metamorphic movement parallel with the foliation, but many of the contacts between the two formations are delicately preserved and appear to be "one-way", not folded stratigraphy. It is probable that all three contact controls are in play.

The Wabush Basin in the southern part of the Property is bounded to the south by a major SSE-trending thrust fault along Elfie Lake and on its north and west margins by a steeply dipping contact between the Sokoman Formation-Wishart Formation assemblage and the Archean granite gneiss basement. This contact is apparently drag-folded along a NNE trend toward the Wabush Mine. The eastern edge of the assemblage appears to be defined by a late fault (probably a thrust from the east).

The magnetic profile from a ground magnetic survey completed over the property shows peaks that correlate with magnetite-hematite mineralization intersected in the drillholes. Each of these zones are interpreted as limbs of a series of NE-SW trending, upright to slightly overturned, shallow NE plunging anticlines and synclines but structural stacking may also play a role. The anticlinal hinge of the South Rose-Rose Central is mapped out by drilling on only a couple of cross sections, but on sections to the SW and down plunge, this hinge zone has been eroded away (would be above ground surface) and only the SE and NW limbs, which are respectively the South Rose and Rose Central deposits are present. It can be seen that Wishart Formation quartzites form the core of the fold and Menihek Formations mica - graphitic schists are the stratigraphic hanging wall above the Sokoman Formation iron formation. The Rose North Zone was the main focus of Alderon’s 2011 winter drill program and the Rose Central Deposit was the main focus of WGM’s previous Mineral Resource estimate, dated May 2011.

The true interpreted width of the Rose Central Deposit is in the order of 220 m wide however, widths of mineralization rapidly attenuate through the hinge into the South Rose Zone or limb and there is no consistent relationship between drillhole intersection length and true width. The true width of the Rose North Deposit shown by limited drilling to date appears to be in the order of 250 m to 350 m.  The Rose North and the Rose Central deposits appear to represent respectively the NW and SW limbs of the same tight syncline. There is also likely another narrow highly attenuated, perhaps tightly folded limb of Sokoman between the main Rose Central Zone and the Rose North Zone. The entire Rose system also appears to attenuate along strike to the SSW. WGM believes it likely that considerable second order and third order parasitic folding is also most likely present and is largely responsible for difficulties in tracing narrow layers of SIF, CSIF (variants) and magnetite and hematite-dominant OIF from drillhole intersection to intersection. Such folding would also, in WGM’s opinion, be the main reason for the interlayering between Menihek-Sokoman-Wishart and even Denault formations, but as aforementioned, the relative importance of possible structural stacking also remains unresolved.

The aforementioned interzone stratigraphy and hematite-magnetite zoning of the Central – Rose North zones is apparent on cross sections. These manganese and hematite-rich zones represent mineralization towards the stratigraphic base of the zone.  However, the extent of hematite enrichment in Rose North may be exaggerated by the extent of secondary weathering leading to the development of limonite, goethite and secondary hematite after magnetite. Clearly, core logged as hematite-dominant as completed by Alderon’s exploration crew correlates well with estimated %hmFe (hematitic iron) calculated from assays.  In addition to the prominent hematite-rich layer near the stratigraphic base, there are other layers of hematite-rich OIF throughout the zone alternating with magnetite-rich, lean oxide and SIF and variants, but these are less prominent and difficult to trace. This difficulty in tracing individual iron formation variants from hole to hole is probably explained by the fact that these other layers are relatively thin and therefore the aforementioned second and third order folding has been more effective in shifting them in position and causing them to thicken and thin. The prevalence of down-dip drilling also makes interpretation more difficult.

In the main body of the Rose Central Zone, manganese decreases in concentration from stratigraphic bottom towards the stratigraphic top and hematite also decreases in prevalence as magnetite-rich OIF becomes dominant. This same general pattern, perhaps not as obvious, is also present from footwall to hanging wall in the Rose North Zone.

Mills Lake Basin – Mills Lake and Mart Lake Deposits

The Mills Lake Basin is developed south of the Wabush Basin. It is considered to be a separate basin because the amount and distribution of non-oxide facies iron formation is different from the Wabush Basin package at Rose and Wabush Mine. Drilling to date shows the two basin assemblages juxtaposed by the Elfie Lake Thrust Fault.

The oldest lithology in the Mills Lake area is the Denault marble. It forms the core of the syncline in outcrop. The contact with the overlying Wishart is transitional to sharp. The Wishart is predominantly quartzite with lenses of micaceous schist, especially towards the upper contact with the Sokoman Formation. The base of the Sokoman is marked by the discontinuous occurrence of a basal silicate iron formation that ranges from nil to 20 m true thickness that Alderon correlates to the Ruth Formation.

The lower part of the Sokoman is Fe-carbonate-quartz facies IF with scattered zones of disseminated magnetite. The OIF facies forms two coherent lenses traced over 1,400 m on the Mills Lake Deposit and similarly south of Mart Lake, drilled in 2008. In the Mills Lake Deposit, the lower oxide unit is 30-130 m true thickness and the upper one more diffuse and generally less than 25 m thick. In the Mart Zone, the two oxide layers are less than 30 m thick. They are separated by 20 to 50 m of carbonate facies IF. Above the upper oxide lens, more carbonate facies, greater than 50 m thick, cap the exposed stratigraphy. Alderon reports that the carbonate facies units often show zones of Fe-silicates which they interpret as being derived from a decarbonation process during metamorphism leading to replacement textures indicating that, at least in the Mills Lake area, the origin of Fe-silicates is principally metamorphic and not primary. Disseminated magnetite is a common accessory with the Fe-silicates, but isn’t economically significant at this low level of replacement.

The lower oxide facies at the Mills Lake Deposit, similar to the Rose Lake zones, has three levels or stratigraphic domains: a lower magnetite dominant domain, a specular hematite with rhodonite domain, and an upper magnetite domain. The two magnetite dominant domains show different amounts of manganese in magnetite-OIF with the upper portion being low in manganese and the lower one having moderate manganese enrichment. In the Mart Zone, a similar pattern is apparent, but the two magnetite-dominant OIF domains are more widely separated stratigraphically, are generally thinner, have lower Fe-oxide grade and the hematite member is less well developed.

The Mills Lake Deposit shows the lower and wider lenses of iron formation intersected by some drillholes Also apparent is the narrow hematite dominant layer which occurs three quarters of the distance towards the top of the lower lens and divides the lower lens into three parts with a magnetic OIF dominant bottom and top. Similar to Rose Central mineralization, the core logging of various facies correlates well with %hmFe calculated from assays. Again, similar to mineralization in the Rose Central and Rose North zones, manganese is significantly higher in hematite-rich OIF than the magnetite-rich OIF.

The Mills Lake Basin outcrop is controlled by an ENE-trending asymmetrical open syncline overturned from the SSE with a steeper north limb and shallow-dipping (18°E) east-facing limb. The fold plunges moderately to the ENE. The Mills Lake Basin is fault-bounded. The northern limit of the basin is the Elfie Lake Thrust Fault pushed from the SSE where it rides over the Wabush Basin package. The east limit is an (interpreted) thrust fault from the east that pushes Denault marble over the Sokoman Formation. The SSE fault appears to be the older of the two. The details of the basin dimensions are unknown. It may be relatively small, extending only to Fermont, or it may include the Mont-Wright Deposit and several smaller iron deposits west of Fermont.

Mineralization by Rock Type and Specific Gravity

WGM completed studies on the average composition of rock types derived from drill core sample assays for all the deposits. The estimates of %Fe in the form of hematite (%hmFe) have been made by WGM using several different methods depending on the type of assay and testwork data available. The precedence for calculation method follows the order in which the methods are described. For all cases, the distribution of Fe++ and Fe+++ to magnetite was done assuming the iron in magnetite is 33.3% Fe++ and 66.6% Fe+++. The estimation method also assumes all iron in silicates, carbonates and sulphides is Fe++ and there are no other iron oxide species present in mineralization other than hematite and magnetite. This latter assumption is generally believed to be true only for the Rose Central and Mills Lake Deposits. This assumption is not completely true for the Rose North Zone where extensive deep weathering has resulted in extensive limonite, ±goethite and hematite after magnetite. This weathering is particularly present in 2011 drillholes that tested the mineralization mostly close to surface in Rose North.  This development of limonite and goethite exaggerates the calculated %hmFe values, affects density of mineralization and also reduces recoverable Fe.  It may also, in association with the Rose-Lake drainage system, contribute to hydrological issues that may be concerns for potential pit development.

The results of WGM’s analyses show that logging is generally in agreement with rock composition. Samples logged and coded as magnetite-rich are indicated by assay results to contain more magnetic Fe than samples logged as hematite-rich or carbonate and silicate IF. Samples coded as hematite-rich contain more hematitic Fe. There are however, some anomalies probably resulting from mis-logging. At both Rose and Mills, hematite-rich samples contain higher levels of manganese. Carbonate IF samples are generally higher in CaO. Mafic intrusive rocks (HBG-GN) contain higher levels of TiO2, Al2O3 and Mg than IF. Quartz Schists (which WGM has regrouped from Alderon individual lithology field codes to facilitate simplification for reporting) which generally represent Wishart Formation are high in SiO2 and Al2O3, as are Menihek Formation samples. Denault Formation samples are high in CaO and MgO as this rock is marble or dolomitic marble.

Davis Tube tests were completed on 2010 and 2011 drilling program samples, most being completed on Rose Central. Davis Tube magnetic concentrates were generally assayed for major elements by XRF. For some samples, Davis Tube tails were analyzed for FeO. For a proportion of these samples, particularly hematite-rich samples, no XRF analysis on products was possible because the magnetic concentrate produced was too small or non-existent.

For drillholes that had both Satmagan determinations of %magFe and Davis Tube tests (these samples are mostly OIF, but also include carbonate and silicate IF and even amphibolite gneiss), the results show that both methods for measuring %magFe produce very similar results with no significant bias. There are a few samples that correlate poorly and these samples should be checked. These samples also should be checked for the balance of Fe++ from FeO_H, versus Fe++ from Satmagan. Clearly sample pulverization, 80% passing 70 microns, has resulted in a high degree of magnetite liberation.

Preliminary results for the Davis Tube tests results show the expected high iron recoveries were achieved for magnetite-rich samples and lower recoveries for hematite-rich samples. Iron concentrations in magnetic concentrates from magnetite-rich rocks are generally high, averaging close to 70%, and ranging from 64% to 72%. Silica values for magnetite-rich lithologies range from 0.4 to 8%, but generally average approximately 2%. Manganese in magnetic concentrates is weakly to moderately correlated with manganese in Head samples but patterns are irregular. For its 2010 program, Alderon completed bulk density determination on 175, 0.1 m length half split core samples for the purposes of calibrating the downhole density probe data. The samples tested spanned a number of rock types. The bulk densities were determined at SGS Lakefield using the weigh-in-water/weigh-in-air method. These 0.1 m samples represent the upper 0.1 m intervals of routine assay samples that are generally 3 m to 4 m long. There are no XRF WR assays for these specific 0.1 m samples as only the routine sample intervals, of which the 0.1 m samples were a part, were assayed. WGM’s analysis shows that bulk densities for these 0.1 m samples correlate poorly with the %TFe from assays on the longer interval routine samples of which they were a part. This poor correlation is not unexpected by WGM since mineralization is rarely consistent over entire sample intervals. Note: Although there were 175 wet bulk density determinations, more than one result for the 0.1 m samples can match with a routine sample interval.

Alderon also completed SG determinations on the pulps from 33 routine samples at SGS Lakefield using the gas comparison pycnometer method. The SG results for these samples versus XRF WR %TFe results and the results of DGI Geosciences Inc. (“DGI”) downhole density results have been plotted. This plot shows that SG by pycnometer results correlate strongly with %TFe. It also illustrates that probe determined density averaged over the same sample intervals similarly correlate strongly with both %TFe from assay and with pycnometer determined density.

WGM’s experience is that there is invariably a strong positive correlation between SG and/or density and %TFe assays for fresh unweathered / un-leached OIF. This occurs because OIF generally has a very simple mineralogy consisting predominantly of hematite and/or magnetite and quartz. Because the iron oxide component is much denser than the quartz and the OIF mineralogy is simple, the Fe concentration of a sample provides an excellent measure of the amount of magnetite and/or hematite present in the sample and hence the density of the sample. Invariably, the relationship between %TFe and SG is much the same from one deposit to the next. Pycnometer determined SG on pulps is not the ideal method for proving the SG to %TFe relationship because any porosity in samples could lead to misleading results. However, where bulk density and pulp density or SG have been determined on fresh unweathered OIF samples, WGM has found that results will be very comparable.

WGM also assessed the helium comparison pycnometer SG results for 26 samples it collected from Alderon and Altius drill core during site visits in 2009 and 2010 and also compared the DGI’s density results from downhole probe averaged over the same Tos and Froms as the WGM sample intervals. Pycnometer SG and %TFe correlated well and the Best Fit relationship line is similar to Alderon’s 33 SG pycnometer results and similar to that for other iron deposits WGM has reviewed. However, the probe densities do not correlate well with either the pycnometer SG or iron assays. WGM believes the discrepancy between the relationships may be due to poor correlation between sample Tos and Froms from sampling, logging and the core meterage blocks and the probe depth indexing. WGM understands that Alderon has been aware of discrepancies between the depth of drillholes as indicated by the drillers and the DGI probe data. WGM further understands that the consensus of opinion is that the driller’s core meterage block errors were not always detected and corrected by Alderon’s geotechnical crew. Consequently, the depth indexing for DGI’s probe does not correspond exactly with Tos and Froms from logging and sampling. The previous figure showing probe density, pycnometer SG and %TFe correlates well because special effort was made to correct the indexing errors.

For the Mineral Resource estimate, WGM has chosen for its modeling to use the relationship between pycnometer SG and %TFe to mitigate the depth indexing issue.

No new SG/density measurements on drill core or performed by downhole probe were acquired on Rose North mineralization as part of the 2011 winter drill program.  The 2011 drillholes did not have downhole surveys completed and no measurements were completed on core samples. However, there were four 2010 program drillholes that partially tested the Rose North Zone but downhole surveys and probe density determinations were only achieved for part of one of these drillholes (K-10-66), which tested the zone at 300 m below surface and represents some of the deepest testing of the zone to date.  All of the 2011 drillholes tested the zone within approximately 200 m below surface. Therefore, there is not very much information available for determining the density of the weathered iron formation that comprises the Rose North mineralization that has been drilled during the 2010 and 2011 programs. WGM has reviewed the density probe information for drillhole K-10-66 and compared probe densities for weathered and altered rock and less weathered rock with calculated densities estimated from the linear relationship: Density=0.0294 x %TFe + 2.68.

WGM does not consider the data very reliable because there are few samples, logged depths may not be precisely equivalent to probe depths and the calibration of the density probe may not be optimal for the type of material. However, the data does suggest that for intervals that are more weathered and altered probe density is depressed more relatively to calculated density than for intervals that are logged as being less weathered and altered.  The effects of weathering may be more severe and more irregular closer to the surface.  Alderon for its Mineral Resource estimate for the Rose North Zone used a value of 3.3 for all mineralization.  Based on the limited data available, WGM is of the opinion that this value is reasonable.

WGM recommends that Alderon complete pycnometer pulp SG and bulk density determinations on whole routine assay sample intervals and compare results to confirm that pycnometer SG and bulk density measurements generate similar results and correlate strongly with %TFe.  A selection of bulk density determinations on “waxed” core of altered and weathered intervals should also be carried out. WGM further recommends that Alderon strengthen its core handling, logging and sampling routines in order to locate and fix core block meterage errors before logging and sampling is completed. The positive consequence of finding and fixing these errors would be to make the probe densities more valuable. WGM would argue however, that for fresh unweathered OIF, probe densities provide little to no advantage over estimating rock density from assay results. However, where rocks are weathered and leached, probe densities would have a distinct value.

Drilling

Historic Drilling

In 1957, IOCC remapped an area of 86.2 km2 to the west of Duley Lake on a scale of 1" = 1,000 ft and test drilled shallow holes throughout the area through overburden cover to determine areas underlain by iron formation. Dip needle surveying served as a guide for determining the locations of iron formation in drift-covered areas.

272 holes aggregating a total of 7,985 m (26,200 ft) were drilled during IOCC’s 1957 program. Approximately 66 of these holes were located on the Property. It was reported that there were no new deposits found as a result of the drilling, however, definite limits were established for the iron formation outcrops found during previous geological mapping.

In 1979, one diamond drill hole was drilled by LM&E near the north end of Elfie Lake. The hole (No. 57-1) was drilled vertically to a depth of 28 m and did not encounter oxide iron formation. In 1983, LM&E collared a 51 m deep (168 ft) diamond drill hole 137 m north of Elfie Lake (DDH No. 57-83-1). The drillhole encountered iron formation from 17 m to a depth of 51 m. Of this, however, only 2 m was oxide facies. Core recovery was very poor, (20%).

Altius 2008 Drilling Program

Altius’ 2008 drilling program consisted of 27 holes totaling 6,129.5 m (including two abandoned holes which were re-drilled) testing the Mills Lake, Mart Lake and Rose Lake iron occurrences. Drilling was carried out between June and October by Lantech Drilling Services of Dieppe, New Brunswick, using a Marooka mounted JKS300 drill rig. A second, larger drill rig was added to the program in September, to help complete the program before freeze-up. The second rig was a skid mounted LDS1000 towed by a Caterpillar D6H dozer. Both drills were equipped for drilling BTW sized core. Drilling took place on a two-shift per day basis, 20 hours per day, and seven days per week. The remaining four hours were used up with travel to and from the drill site and shift change.

Drillhole collars were spotted prior to drilling by chaining in the locations from the closest gridline picket. Drilling azimuths was established by lining up the drill by sight on the cut gridlines. Drill inclinations were established using a compass on the drill head.

Once a drillhole was finished, the Drill Geologist placed a fluorescent orange picket next to the collar labeled with the collar information on an aluminum tag. The X, Y and Z coordinates for these collar markers were surveyed using handheld GPS. Generally, casing was left in the ground where holes were successful in reaching bedrock.

Downhole surveys were systematically performed by the driller every 50 m using a Flexit instrument. Azimuth, inclination and magnetic field data were recorded by the driller in a survey book kept at the drill. A copy of the page is taken from the book, placed in a plastic zip lock bag and placed in the core box and the test was recorded by the geologist.

Alderon 2010 Drilling Program

The 2010 drill program consisted of 25,895 m NQ diamond drilling. The objective of the program was to delineate an Inferred iron oxide Mineral Resource of 400-500 MT on two areas: the Rose Central and Mills Lake deposits. The drilling included testing the Rose North Lake Zone, the South West Rose Lake Zone and the Elfie Lake/South Rose Zone. The 2010 program included: borehole geophysics on many of the 2008 and 2010 holes, detailed 3-D, DGPS surveying of 2008 and 2010 drillhole collars, and logging and sampling of drill core including the relogging of 2008 drillholes.

Landdrill International Ltd. (“Landdrill”) based in Notre-Dame-du-Nord, QC was the Drill Contractor for the entire campaign. Throughout the campaign, between three and five diamond drill rigs were operating. Some rigs were brought in for special purposes, like a heli-supported drill for several holes on Rose North and a track-mounted drill to access an area with a restricted access permit. A total of 82 holes were collared, but only 72 holes were drilled to the desired depths, with the remaining holes being lost during casing or before reaching their target depth because of broken casing, detached rods, bad ground, etc.

Several Rose Central Lake drillholes also tested the Rose North Zone at depth, allowing for a preliminary evaluation.

The drill campaign consisted of three continuous and at times, simultaneous phases of exploration:

1.           The drilling began on the north-east extent of the Rose Central Lake trend (L22E) and progressed south-west along the established 200 m spaced north-west/south-east oriented gridlines to section L8E. Each section was drilled and interpreted with the interpretation extrapolated and integrated into previous sections.

2.           Towards the middle of the program, drilling expanded to test the Rose North and South-West Rose zones, also following 200 m spaced lines. This expansion was done by increasing the number of drills on the Property to allow focus to continue on the Rose Central Zone. The Rose North and South-West Rose zones were difficult to test due to the topography, thick overburden and swampy terrain.

3.           The last phase of exploration focused on the Mills Lake Deposit and utilized two drills (one heli-supported, the other self-propelled track driven) over eight weeks.

Drilling on the South-West Rose Zone was limited to two cross sections. Drilling was difficult due to a combination of thick overburden (37-65 m vertical depth) with deep saprolitic weathering. Core recovery ranged from adequate to very poor. The weathering decreased at depths below 170 vertical meters, but most holes did not achieve that depth. Drilling on this target was suspended due to poor production.

Drilling on the Rose North Zone was limited to two sites due to accessibility. The terrain overlying this target is swampy lowland surrounding a shallow lake. Several holes testing the Rose Central Deposit were extended to test the deeper portions of this North Zone and indicate this zone requires additional drilling and may significantly contribute to the overall Rose Lake tonnage. This target is best tested during a winter program when the area is frozen and more readily accessible.

Core recovery was generally very good throughout the drilling focused on the Rose Central and Mills Lake deposits and is not a factor of the Mineral Resource estimate. Core recovery is often poor for the drilling on the Rose North Zone due to intensive weathering along fault systems.

Prior to drilling, the drillhole collars were spotted with a handheld GPS. The drilling azimuths for inclined drillholes were established by lining up the drill on fore-sight and/or back-sight pickets previously aligned along the desired azimuth, parallel with the previously surveyed gridlines. Drill inclinations were established with a protractor fixed on the drill head. When a hole was completed, a post was placed in the collar of the hole. This post was temporarily surveyed with a handheld GPS. Subsequently, at the end of the drilling campaign, the X, Y and Z coordinates of all the new drillholes and the 2008 drillholes were precisely DGPS surveyed using dual frequency receivers in Real-Time Kinematic mode by the land surveying firm N.E. Parrott Surveys Limited (“Parrott”) of Labrador City, NL, and tied into the federal geodesic benchmark.

Most of the 2008 and 2010 collars were identified and surveyed during the first (October 23rd to 27th) or second (December 5th) surveying campaign. Two collars, K-08-05 and K-10-43 could not be located.

As part of the borehole geophysics program and immediately after the termination of the drillhole, downhole tests were done with a north-seeking gyroscope instrument by DGI while the drill rig was still on site.

The downhole attitude surveys were performed with the rods inside the borehole to prevent the borehole from collapsing, thus minimizing risk to the equipment. Boreholes drilled in 2008 (K-08 designation) only had casing shots completed to eliminate the risk of open-hole logging.

A series of boreholes, including K-08-20, K-10-25, K-10-27, K-10-30 and K-10-35 were revisited later in the program. These boreholes were now open holes and only casing shots were repeated to minimize risk to the gyro. These results were compared to the previous measurements and repeated within the error range of the instrument.

During the program, it was detected that the azimuth information produced by the gyro, did not match the planned azimuths of the boreholes. Parrott was hired by DGI to provide corroboration to either the planned or measured azimuths of the boreholes, and Parrott, during its December 5th visit, surveyed the azimuths of 24 drillholes. These results were received in early November 2010. The Parrott azimuths for 20 of the 24 drillholes correlated most closely with the planned azimuths. For four drillholes, (K-10-60, K-10-25, K-10-96 and K-10-94A), the planned azimuths departed from the Parrott azimuths by more than 5 degrees. As a result, DGI recommended that the gyro instrument be immediately removed from the field for problem diagnosis at the manufacturer’s facility.

A sensor was replaced and extensive calibration checks were performed at the manufacturer’s facility with DGI’s Vice President of Operations in attendance. The calibration checks demonstrated a high degree of repeatability and accuracy for the instrument. Once tests were completed to the satisfaction of the manufacturer and DGI, the gyro was returned to the Kami Project.

A thorough review of all calibration data, QA/QC tests, and repeat field measurements compared to the Parrott collar surveys and planned drill azimuths, indicated that the gyro information should be treated as relative. That is, prior to having repairs completed by the manufacturer, the instrument measured the correct relative change in azimuth downhole, but not the correct absolute azimuth. This is the same method as used for normal gyro data. The relative accuracy of the instrument throughout the duration of the Project is supported by the manufacturer.

Alderon elected to use the planned azimuths as the collar azimuths of all of the 2008 and 2010 drillholes and adjust the DGI gyro downhole azimuths to the planned collar azimuths. These corrections were also applied to the Optical Televiewer (“OTV”) structure data to compute orientations for the picked structures.

DGI employed a multi-parameter digital logging system designed by Mount Sopris Instrument Co. and along with gyroscopic downhole drillhole attitude surveying included, natural gamma, poly electric, magnetic susceptibility, calliper, and OTV instrumentation. Sixty-nine boreholes were surveyed during this Project with various probes. Once a final data set was completed, a statistical characterization was performed using the physical properties data.

Alderon 2011 Winter Drilling Program

The program began in early February and was completed in the middle of April.  Total drilling aggregated 4,625 in 29 drillholes but because of drilling difficulties many holes were lost and had to be re-drilled.  All drilling except for one hole was done on the Rose North Deposit.  This one hole, K-11-117 – 336 m was completed on the Rose Central Deposit and was for the purpose of collecting a sample for metallurgical testwork.  It was a twin of K-10-42.  Landdrill was again the drilling contractor

Core recovery continued to be poor for the winter 2011 near-surface drilling on the Rose North Zone due to intensive weathering along fault systems.  The poor core recovery is a factor influencing categorization of the Rose North Mineral Resources.

Drillhole collars were spotted by a geotechnical crew member using hand-held GPS aligned along cut grid lines.  Dips were set at time of drill setup using an inclinometer.  For six of the drillholes downhole attitude surveys were completed using a Reflex Instruments EZ-Shot.  This is a magnetic instrument so the azimuths are of no value, but the drillhole inclinations are of value and are retained in Alderon’s database and used to plot the drillholes.  Neither downhole inclinations nor azimuths were measured in any of the other drillholes.

At the end of the program a crew from Parrott surveyed the collars for position and azimuth.  Collars for four of the drillholes (K-11-103, 105, 109 and 111) could not be located and were not surveyed by Parrott.  There locations are defined by setup coordinates.  The drillhole dips in the database are currently those measured at drillhole setup.

Sampling Preparation, Analysis and Security

Alderon 2010 – 2011 Drill Core Handling and Logging

Core logging was conducted by several geologists. After the core was placed in the core trays, the geologists checked the core for meterage blocks and continuity of core pieces. The geotechnical logging was done by measuring the core for recovery and rock quality designation (“RQD”). This logging was done on a drill run block to block basis, generally at nominal three meter intervals. Core recovery and rock quality data were measured for all holes. Drill core recovery in most cases was close to 100% with virtually every 3 m run. The RQD was generally higher than 92%. Lower values were observed and measured for the first 3 to 5 m of some holes where the core is slightly broken and occasionally slightly weathered. Near fault shears, RDQ dropped somewhat but was rarely below 65% and this mainly occurs in the schistose stratigraphic hanging wall Menihek Formation, rather than in the iron formation.

The core was logged for lithology, structure, and mineralization, with data entered directly into laptop computers using MS Access forms developed by Alderon geomatics staff. Attention was directed at evaluating the percent content of iron oxides as well as the major constituent gangue components of the iron formation using a quaternary diagram developed by Mr. Edward Lyons. Drillhole locations, sample tables and geotechnical tables were created in MS Access separately and can be merged with the geological tables at will.

Prior to sample cutting, the core was photographed wet and dry. Generally, each photo includes five core boxes. A small white dry erase board with a label is placed at the top of each photo and provides the drillhole number, box numbers and from-to in meters for the group of trays. The core box was labeled with an aluminum tag containing the drillhole number, box number and From-To in meters stapled on their left (starting) end. Library samples approximately 0.1 m long of whole core were commonly taken from most drillholes to represent each lithological unit intersected. Once the core logging and the sampling mark-up was completed, the boxes were stacked in core racks inside the core facility. After sampling, the core trays containing the remaining half core and the un-split parts of the drillholes were stored in sequence on pallets in a locked semi-heated warehouse located in the Wabush Industrial Park. The warehouse contains the entire core from Altius’ 2008 and Alderon’s 2010 – 2011 drilling campaigns.

The core was brought in twice daily at shift changes to Alderon’s core facility, in a building in Labrador City, NL, in order to reduce the possibility of access by the public near the drill staging area southwest of Labrador City. Public access to the core facility was restricted by signage and generally closed doors. Only Alderon or its contractor’s employees were allowed to handle core boxes or to visit the logging or sampling areas inside the facility. Split core samples were packed in sealed steel drums and strapped onto wood pallets. The pallets were picked up at the core facility with a forklift and loaded into a closed van and carried by TST Transport to SGS Lakefield, via Baie-Comeau, Québec and Montréal.

Alderon 2010 – 2011 Sampling Method & Approach

The current sampling approach was similar to the previous Altius exploration programs with most samples taken to start and stop at the meterage blocks, at 3.0 m intervals, with variation in sample limits adaptable to changes in lithology and mineralization. Samples were therefore generally 3.0 m long and minimum sample length was set at 1.0 m. Zones of unusual gangue, like Mn mineralization, or abnormally high carbonate were treated as separate lithologies for sampling.

The bracket or shoulder sampling of all "ore grade" mineralization by low grade or waste material was promoted. The protocol developed for the program also stated that silicate and silicate iron formation intervals in the zones of oxide iron formation should generally all be sampled unless exceeding 20 m in intersection length. In the abnormal circumstance where core lengths for these waste intervals were greater than 20 m, then only the low/nil grade waste intervals marginal to OIF were to be sampled as bracket samples.

In-field Quality Control materials consisting of Blanks, Certified Reference Standards or quarter core Duplicates were inserted into the sample stream with a routine sequential sample numbers at a frequency of one per ten routine samples. The Duplicates were located in the sample number sequence within nine samples of the location of its corresponding "Original". The Duplicates accordingly, do not necessarily directly follow their corresponding Original.

Similar to the 2008 practice, the 2010 – 2011 practice entailed the use of three tag sample books. Geologists were encouraged to try and use continuous sequences of sample numbers. The Geologists were instructed to mark the Quality Control (“QC”) sample identifiers in the sample books prior to starting any sampling.

The sample intervals and sample identifiers are marked by the Geologist onto the core with an arrow, an indelible pen or wax marker. The sample limits and sample identifiers are also marked on the core tray.

The book-retained sample tags are marked with the sampling date, drillhole number, the From and To of the sample and the sample type (sawn half core, Blank, Duplicate or Standard) and if Standard, then also record the identity of the Standard. The first detachable ticket recording the From and To of the sample was stapled into the core tray at the start of the sample interval. Quality Control sample tags were are also stapled into the core tray at proper location. Quarter core Duplicates were flagged with flagging tape to alert the core cutters.

The core cutters saw the samples coaxially, as indicated by the markings, and then placed both halves of the core back into the core tray in original order. The sampling technicians completed the sampling procedure which involves bagging the samples.

The second detachable sample tags are placed in the plastic sample bags. These tags do not record sample location. As an extra precaution against damage, the sample number on these tags was covered with small piece of clear packing tape. The sample identifiers were also marked with indelible marker on the sample bags. The bags are then closed with a cable tie or stapled and placed in numerical order in the sampling area to facilitate shipping. The samplers inserted the samples designated as Field Blanks before shipping.

Samples are checked and loaded into pails or barrels for shipping. Pails or barrels are individually labeled with the laboratory address and the samples in each shipping container are recorded.

2008 Sample Preparation and Assaying

In-lab sample preparation was performed by SGS Lakefield at its Lakefield, Ontario facility. SGS Lakefield is an accredited laboratory meeting the requirements of ISO 9001 and ISO 17025. Samples were crushed to 9 mesh (2 mm) and 500 g of riffle split sample was pulverized to 200 mesh (75 µm).

All of Altius’ drill core samples were subject to a standard routine analysis including whole rock analysis (“WR”) by lithium metaborate fusion XRF, FeO by H2SO4/HF acid digest-potassium dichromate titration, and magnetic Fe and Fe3O4 by Satmagan. Neither the Satmagan nor the FeO determinations were completed on all in-field QA/QC materials. A group of 14 samples were analyzed for S by LECO, with sample selection based on visual observation of sulphide in the drill core. A total of 676 samples including in-field QC materials were sent for assay.

Altius conducted an in-field QA/QC program during initial core sampling. SGS Lakefield also conducted its own in-lab internal QA/QC program.

In the field, Standard, Blanks and Duplicate samples were inserted alternately every 10th sample. The material used for Blank was a relatively pure quartzite and was obtained from a quarry outside of Labrador City. Duplicate samples were collected by quarter sawing the predetermined sample intervals and using ¼ core for the Duplicate sample, ¼ for the regular samples, and the remaining half core was returned to the core tray for reference. The Certified Standard Reference materials used were CANMET’s TBD-1 and SCH 1; CANMET's FER-4 was used when the TBD-1 material was exhausted in the latter half of the program. This material was pre-packaged in paper envelopes and, as required, a sachet was placed in a regular sample bag and given a routine sequential project sample number.

A review of the results for the 2008 program Certified Reference Standards, along with results for Alderon’s 2010 samples, show that in general, the Standards performed well as indicated by the clustering of results and the concentration averages which are close to the Certified Reference values. The Standards were not however assayed for FeO, nor were any Satmagan determinations completed. Albeit, such analysis would not have generated a great deal of information, as both of the Standards used for the 2008 program contained little magnetite.

SGS Lakefield’s in-laboratory QA/QC program consisted of assays on Preparation Duplicates which it calls Replicates and Analytical Duplicates which are re-assays of the same pulps., SGS Lakefield refers to these re-assays as Duplicates on its Certificates of Analysis. Preparation Duplicates are second pulps made by splitting off a second portion from a coarse reject. SGS Lakefield prepared and assayed Preparation Duplicates and Preparation Blanks at a rate of one every 50 to 70 routine samples. Analytical Duplicates which involved a new fusion and disc, were prepared and assayed at a frequency of one sample every 20 to 25 routine samples.

2010 – 2011 Sample Preparation and Assaying

The Primary laboratory for Alderon’s 2010 – 2011 exploration program was again SGS Lakefield. Sample preparation for assay included crushing the samples to 75% passing 2 mm. A 250 g (approximate) sub-sample was then riffled out and pulverized in a ring-and-puck pulverizer to 80% passing 200 mesh. Standard SGS Lakefield QA/QC procedures applied. These included crushing and pulverizing screen tests at 50 sample intervals. Davis Tube tests were also performed on selected samples. The material for the David Tube tests was riffled out directly from the pulverized Head samples.

Alderon’s current drill core sample assay protocol was similar to the 2008 protocol with WR analysis for major oxides by lithium metaborate fusion XRF requested for all samples and magnetic Fe or Fe3O4 determined by Satmagan. For a proportion of 2010 samples, FeO was determined on Heads by H2SO4/HF acid digest - potassium dichromate titration.  For the 2011 winter program FeO was determined on all Head samples.  Generally where FeO on 2010 Heads was not completed, Davis Tube tests were performed.  Sample selection criteria for 2010 samples for Davis Tube testwork included magnetite by Satmagan greater than 5%, or hematite visually observed by the core logging geologists.  Where Davis Tube tests were completed, Davis Tube magnetic concentrates were generally analysed by XRF for WR major elements.  During the first half of the 2010 program, FeO was also determined in Davis Tube tails.  Alderon made this switch in methodology because it believed Davis Tube tails were being overwashed.  For its winter 2011 program Davis Tube tests were completed on all samples containing appreciable magnetite, but no determinations of FeO on Davis Tube tails (FeO_DTT) were performed.

In addition to the "routine" assaying 175, 0.1 m 2010 samples of half split core samples were sent to SGS Lakefield for bulk density determination by the weighing-in-water/weighing-in-air method. The purpose of this work was to provide rock density for different rock types and types of mineralization to calibrate DGI’s downhole density probe. These samples were taken from the upper 0.1 m long intervals of routine assay sample intervals, each generally 3 m to 4 m long. After SGS Lakefield completed the bulk density tests, these core pieces were returned to the field so they could be replaced back into the original core trays. In addition to the bulk density testwork, 33 sample pulps had SG determined by the gas comparison pycnometer method.

In 2010, Alderon also cut 58 new samples from the 2008 drill core that had not been previously sampled and assayed.

A total of 5,527 samples, including new assays from the 2008 drill core and including in-field QC materials were sent for assay.

For the 2011 winter program a total of 857 samples (including in-field QC materials were sent for assay to SGS-Lakefield. No Secondary Laboratory assaying has been completed but re-assays of a selection of previous samples was completed.

The 2010 and winter 2011, QA/QC program, similar to the 2008 program, included components conducted by Alderon that were initiated during core sampling in the field and also components operated by SGS Lakefield’s as part of its own internal QA/QC program. Alderon’s protocols included in-field components involving the insertion of Blanks, Duplicates and Standards into the sample stream going to SGS Lakefield, plus the re-assaying of a selection of 2008 program pulps and the Check Assaying of a selection of pulps at a secondary laboratory. Inspectorate, located in Vancouver, B.C., was the secondary laboratory for the program. Inspectorate holds a number of international accreditations, including ISO 17025.

2010 Alderon In-field QA/QC

In the field, Standard, Blanks and Duplicate samples were inserted into the sample stream alternately every 10th sample. The Certified Standard Reference materials used were CANMET’s TBD-1, changed later to FER-4 and SCH 1. This material was pre-packaged in transparent bags and, as required, a sachet was placed in a regular sample bag and given a routine sequential project sample number.

Duplicate samples were collected by quarter sawing the predetermined sample intervals and using ¼ core for the Duplicate sample and ¼ for the regular samples, with the remaining half core returned to the core tray for reference. The material used for Blanks was the same material used for the 2008 program being crushed quartzite, located from local outcrops.

In addition to the in-field insertion of Blanks, Duplicates and Standards, a selection of Altius sample pulps originally assayed as part of the 2008 program were retrieved from storage and re-assayed. Initial results from this re-assaying raised some issues concerning Satmagan results for several samples and more assaying to address these issues involving preparation of new pulps from 2008 program rejects was conducted.

Alderon maintained active monitoring of field-QA/QC results as they were received and undertook re-assaying when assay or sample irregularities were observed. A tracking table was used to track QA/QC issues. WGM recommends that Alderon develop a written protocol specifying the criteria for identifying and selecting questionable sample results (QA/QC failures) and the steps to be taken when dealing with questionable sample results.

SGS Lakefield’s internal QA/QC for the 2010 program was similar to its practice in 2008, including screen tests for crushing and pulverizing, Preparation Duplicates, Preparation Blanks, Analytical Duplicates, and Blanks and Standards. Generally, Duplicate and Original results were strongly correlated and the Certified Reference Standards performed well.

Winter 2011 Alderon In-field QA/QC

Alderon samplers inserted 24 Blanks into the sample stream during the 2011 winter program.  The material used for Blanks was the same as used previously for the 2010 program.  All the Blanks returned satisfactory assay results, indicating minimal sample mix-ups in the field or in the lab.

Sixteen quarter core Duplicates were submitted to the Primary assay laboratory during the 2011 winter drill program.  These samples were submitted blind to the lab and provided with a routine sample identifier.  All performed well. The field-inserted Certified Reference Standards for the winter 2011 program again comprised CANMET materials FER-4 and SCH-1.  Twenty-three instances of FER-4 and 16 instances of SCH-1 were inserted into the sample stream submitted to SGS-Lakefield. The results indicate that SGS-Lakefield generally produced accurate assay results, but for rare occasions, errors do occur.

Alderon’s 2011 QA/QC program has generally shown that SGS-Lakefield is providing accurate assay data.  Certainly there are occasional samples in the assay database where %FeO_H, %TFe and/or %magFeSat are out of balance and can be readily spotted where re-assaying might result in better quality data.

SGS Lakefield Primary Laboratory QA/QC

As mentioned, SGS Lakefield is an accredited laboratory and operates its own internal QA/QC program. SGS Lakefield’s internal QA/QC for programs 2008 to 2011 included screen tests for crushing and pulverizing, assays on Preparation Duplicates, Preparation Blanks, Analytical Duplicates, and Blanks and Standards.  These quality control analyses were completed both on Heads and Davis Tube products. The samples for 2008 and 2010 span Central and Rose North and Mills Lake; the samples for the 2011 winter program are only from Rose North only.  None of the sample repeats for winter 2011 were assayed for FeO.

WGM’s assessment indicated that for most samples the assay results are strongly positively correlated.  The plots that WGM generated illustrated that for an occasional determination, random irregularities can occur, probably due to sample mix-up in the lab or during reporting the results.  Closer monitoring of in-laboratory QA/QC results would provide identification of similar questionable results.  Assay results for Analytical Duplicates in terms of %magFeSat are strongly correlated, except for one 2008 sample where an error has obviously occurred. Assays for Analytical Duplicates are as expected more strongly correlated than for Preparation Duplicates, as Preparation Duplicates include both sub-sampling and analytical variance.

The Analytical Duplicates discussed above are all Head analysis. SGS-Lakefield also assayed Analytical Duplicates during analysis of Davis Tube products.

SGS-Lakefield’s Analytical Blanks, for the 2008 and 2010 (N=137), 2011 winter (N=19) Head assay programs all returned assays of less than 0.01%TFe.  Preparation Blanks generally returned approximately 5% to 6% TFe, although there were a few higher values indicating some occasional carryover iron during sample preparation.  Analytical Blanks for the assay of Davis Tube concentrates also all returned assays of less than 0.01%TFe.

Secondary Laboratory – Inspectorate Check Assay Program

Two hundred and eighty-seven pulps from eight different Alderon drillholes representing different lithology and mineralization were forwarded to Inspectorate Labs, Vancouver in January 2011.

Analysis for WR by XRF, S, FeO by potassium dichromate titration and Satmagan were completed. Initially, the FeO analysis was completed using a HCL-H2SO4 digestion. Subsequently, a selection of samples was reanalyzed using a HF-H2SO4 digestion. The HF - H2SO4 digestion is similar to SGS Lakefield’s digestion and is required in order to break down silicates so near total Fe can be measured.

The WR Check Assaying results indicate that SGS Lakefield’s assays of TFe, SiO2 and MnO are reliable and unbiased. The FeO results from Inspectorate are strongly positively correlated with original SGS Lakefield results, but are biased slightly lower. The Satmagan determinations completed at Inspectorate are also highly correlated with original SGS Lakefield results, but are systematically biased slightly higher. If Inspectorate’s Satmagan and FeO results are more accurate than SGS Lakefield’s, it would mean that estimates of %magFe for the Mineral Resource estimate are perhaps slightly low. Assuming Inspectorate’s FeO and Satmagans are more correct than SGS Lakefield’s, then the estimated %hmFe probably would not change much because Inspectorate’s results are both higher in magnetic Fe and lower in FeO.

WGM Comments on 2008, 2010 and 2011 Sampling and Assaying

WGM concluded that, Alderon’s 2010 and 2011 programs included credible sampling, assaying and QA/QC components that helped to assure quality exploration data. Its programs included the relogging of Altius’ 2008 core and the re-assaying of a selection of Altius’ samples. QA/QC protocols for both Altius’ and Alderon’s programs included in-field insertion of Standards, Duplicates and Certified Reference Standards. In addition, Alderon supplemented its 2010 regular assaying with Secondary Laboratory Check assaying. Alderon maintained active monitoring of field-QA/QC results as they were received and undertook re-assaying when assay or sample irregularities were observed.  A tracking table was used to track QA/QC issues.

Some errors in logging, sampling and assaying are identifiable from results returned, but WGM has not identified any material errors that delegitimize logging, sampling and/or assaying results and believes program results are of sufficient quality to support the Mineral Resource estimate. WGM also made some specific recommendations to Alderon to bring more awareness to its logging, database and QA/QC procedures.

Mineral Resource Estimate

Mineral Resource Estimate Statement

WGM completed a Mineral Resource estimate for the Kami Property mineralized areas that have sufficient data to allow for continuity of geology and grades. WGM modeled the Rose Central and Mills Lake deposits and audited Alderon’s work on the Rose North Deposit. A summary of the Mineral Resource estimates are provided in Table 2 and Table 3. Rose North is kept separate from Rose Central, as it is all Inferred category and was completed with slightly different parameters and has more hematite mineralization, however, these two deposits are likely to be combined for any future Mineral Resource estimates and/or mining studies. The effective date of the Mineral Resource estimates are October 26, 2011.

The classification of Mineral Resources used in this Report conforms to the definitions provided in NI 43-101. WGM used the blocks within the wireframes that had a distance of 100 m or less to be Indicated category and +100 m to be Inferred category for Mills Lake and 150 m or less for Indicated and +150 m for Inferred for Rose Central. The majority of the deeper mineralization is categorized as Inferred due to the sparse drillhole information below about 250 m from surface, and the maximum depth that the mineralization was taken to is 150 m elevation (approximately 450 m vertically from surface). All the Mineral Resources in the Rose North Deposit are classified as Inferred.

WGM further confirms that, as a result of its classification, it has followed the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”) Standards.

TABLE 2: CATEGORIZED MINERAL RESOURCE ESTIMATE FOR
ROSE CENTRAL AND MILLS LAKE DEPOSITS (COG 20% TFE)
Category	Zone	Tonnes (Million)	Density	TFe%	magFe%	hmFe%	Mn%
Indicated	Rose Central Zone - Hematite-rich	66.7	3.60	31.4	6.9	23.6	2.88
	Rose Central Zone - Magnetite-rich	309.4	3.54	29.5	21.1	5.0	1.27
	Total Indicated Rose Central Zone	376.1	3.55	29.8	18.6	8.3	1.56

	Mills Lake Zone - Hematite-rich	12.2	3.68	34.2	2.7	30.7	4.80
	Mills Lake Zone - Magnetite-rich	93.8	3.56	30.1	24.5	2.8	0.57
	Mills Lake Zone - Upper Magnetite-rich	8.2	3.55	29.6	23.0	1.3	0.56
	Total Indicated Mills Lake Zone	114.1	3.57	30.5	22.1	5.7	1.02

Inferred	Rose Central Zone - Hematite-rich	10.3	3.60	31.6	7.5	23.9	3.15
	Rose Central Zone - Magnetite-rich	35.7	3.54	29.3	22.6	3.4	1.16
	Total Inferred Rose Central Zone	46.0	3.55	29.8	19.2	8.0	1.61

	Mills Lake Zone - Hematite-rich	8.3	3.70	34.7	2.6	31.1	4.60
	Mills Lake Zone - Magnetite-rich	60.4	3.56	30.2	24.8	2.8	0.60
	Mills Lake Zone - Upper Magnetite-rich	3.3	3.55	29.8	23.7	1.3	0.55
	Total Inferred Mills Lake Zone	71.9	3.58	30.7	22.2	6.0	1.05

TABLE 3: INFERRED MINERAL RESOURCE ESTIMATE FOR ROSE NORTH DEPOSIT (COG 20% TFE)
Category	Zone	Tonnes (Million)	Density	TFe%	Mag Fe%	Hm Fe%	Mn%
Inferred	Rose North (Hematite Rich Zone)	223.8	3.30	32.8	3.5	29.2	1.27
	Rose North (Magnetite Rich Zone)	256.1	3.30	28.2	18.8	6.2	.64
Total Inferred	Total Rose Central Zone	479.9	3.30	30.3	11.7	16.9	.93

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The data used to generate the Mineral Resource estimate was supplied to WGM by Alderon. The Gemcom drillhole database consisted of 134 diamond drillholes; including "duplicated" hole numbers designated with an "A" nomenclature, meaning the hole was re-drilled in whole or in part, due to lost core/bad recovery. A total of 68 drillholes totaling 30,450.6 m were used for the current Mineral Resource estimate; 48 holes at Rose Central, 20 holes at Mills Lake and 25 holes at Rose North. These holes were dispersed along the iron mineralization - approximately 1,600 m of strike length and 700 m of width on Rose Central, 200 m width on Rose North and 1,400 m by 800 m on Mills Lake. The database tables as originally supplied to WGM contained some errors and these were corrected and confirmed by Alderon before proceeding with the Mineral Resource estimate. In general, WGM found the database to be in good order, but it was still a work in progress. After the errors that WGM identified were corrected, and some adjustments were made to some mineralized intervals in the hematite-rich zone, there were no additional database issues that would have a material impact on the Mineral Resource estimate, so WGM proceeded to use the most up to date database supplied by Alderon. WGM supplied Alderon with new iron values in hematite for Rose North based on WGM’s calculations and this was used for the re-interpolated grades. This database will be added once more drilling is completed, leading to a better understanding of the structure, geology and mineralization in these areas and an upgrade of the categorization of the Mineral Resources.

For this Mineral Resource estimate, the holes were drilled on section lines which were spaced 200 m apart for the deposits in the main area of mineralization. Drillholes on cross sections were variably spaced and with variable dips (and directions) leading to mineralized intersections anywhere from less than 50 m to more than 250 m apart on adjacent holes. Most cross sections contained at least three holes and some had as many as ten holes passing through the mineralized zone due to the variable drilling pattern, however, in the deposits, the closest spaced drilling was near the surface (in the first 150 to 200 m). The deeper mineralization, i.e., below 200 m vertical depth, has been tested by fewer holes and the zones are open at depth. The zone interpretations of the mineralization were digitized into Gemcom and each polyline was “snapped’ to drillhole intervals allowing for the creation of a true 3-D wireframe. Mineralized boundaries were digitized from drillhole to drillhole which showed continuity of strike, dip and grade, generally from 100 m to 200 m in extent, and up to a maximum of about 400 m on the ends of the zones and at depth where there was no/little drillhole information, but only if the interpretation was supported by drillhole information on adjacent cross sections or solid geological inference. In each deposit, the larger and more continuous hematite-rich zones/units/beds within the main magnetite body that appeared to have fairly good correlation between holes and through multiple cross sections were modeled separately.

The extensions of the mineralization on the ends and at depth took into account the fact that the drilling pattern was irregular and that a proper grid was not complete; hence many drillholes did not penetrate the entire stratigraphy/zone. The 3-D model for Rose Central and Rose North was continued at depth as long as there was drillhole information, however, this extension was taken into consideration when classifying the Mineral Resources and these areas were given a lower confidence category in Rose Central. Since the overall drilling density was low in Rose North, the entire Mineral Resource was given the lowest categorization level of Inferred. Even though the wireframe continued to a maximum depth of -135 m (approximately 750 m vertically below surface and extending 100 m past the deepest drilling) for Rose Central and -40 m for Rose North (approximately 600 m below surface), at this time, no Mineral Resources were defined/considered below 150 m elevation.

The Mineral Resource estimates were completed using a block modeling method with no grade capping, and for the purpose of the PEA/Technical Report, the grades have been interpolated using an Inverse Distance estimation technique with a set of equal length (3 m) composites generated from the raw drillhole intervals. A 3 m composite length was chosen to ensure that more than one composite would be used for grade interpolation for each block in the model and 3 m is also close to the average length of the raw assay intervals. The grades were well constrained within the wireframes and the results of the interpolation approximated the average grade of the all the composites used for the estimate.

WGM created a variable density model to estimate tonnage for Mills Lake and Rose Central. Most of the iron formation consists of a mix of magnetite and hematite, but there are sections that contain very little hematite and are mostly magnetite, and vice versa. The SG results returned by pycnometer measurements correlate strongly with %total iron on samples, and the DGI probe determined density averaged over the same sample intervals similarly and correlate strongly with %TFe. Using WGM’s variable density model, a 30% total iron gives a SG of approximately 3.56. One overall SG of 3.3 was used for the Rose North Mineral Resource estimate, instead of creating a variable density model, as there are currently too many unknowns and the data is insufficient to produce a valid relationship between the two parameters until more analytical results have been returned during the next round of drilling and a better understanding of the weathering profile has been established.

The details of the geology and geometry of the Rose Central mineralized body is quite complex and more drilling is required to get a better understanding of the depth potential, dip and internal detail of the hematite-rich and waste units. However, the gross overall mineralization controls appear to be fairly well understood with the current amount of drilling completed to date. Mineralization for the Rose North Deposit is more hematite-rich than that at Rose Central and the near surface mineralization is also more weathered and oxidized. The deposits have undergone various degrees of folding, but at this stage of exploration, the search ellipse size and orientations for the grade interpolation were kept simple. Based on the current geological knowledge, the ellipse sizes were similar for all deposits, but the orientation and dips changed based on the geological interpretation. For future Mineral Resource estimates and after more drilling information is available, WGM envisions, that due to folding causing orientation/strike complexity and change, different domains will most likely be defined to better control grade distribution along the limbs and to reflect changes in dip/attitude. Alternately, a technique known as unfolding may be applied during the statistical analysis and the grade interpolation.

Mining Operations

Mining Methods

For studies at the Pre-Feasibility and Feasibility levels, CIM guidelines require that only material categorized as Measured or Indicated be classified as a reserve. Considering that thus far only a PEA level study has been produced for the Rose Central Deposit, these guidelines require that all material classified as Measured, Indicated, or Inferred be reported as a Mineral Resource.

For the PEA Study the block models for Rose Central and Mills were provided to BBA by WGM. The block models were imported into the MineSight software into two respective Project Control Folders (“PCF”) (i.e. one for Rose Central and one for Mills), as provided, without modifying any of the information given. The model was checked to ensure the validity, and to ensure that the transfer from the WGM files was successful.

Pit optimization was carried out using the true pit optimizer algorithm Lerchs-Grossman 3-D (“LG 3-D”) in MineSight. The LG 3-D algorithm is based on the graph theory and calculates the net value of each block in the model, i.e. profit minus loss. With all mining costs, processing costs, processing recoveries, weighted recovery values and overall pit slope, the pit optimizer searches for the pit shell with the highest undiscounted cash flow. For this Study, all blocks with rock classifications of Measured, Indicated and Inferred will be included in the economic calculations and in the pit optimization process.

The break-even cut-off grade (“COG”) is used to classify the material within the pit limits as ore or waste. The milling cut-off grade used for the Kami Property was strategically taken at 15% total iron. This cut-off grade is slightly higher than the break-even cut-off grade. This is done in order to maximize the NPV for the Property.

The detailed mine design is carried out using the LG 3-D optimized pit shell as a base. In order to estimate in-pit resources, operational factors that are required for a mine are added during the engineered pit design phase. These features include a haulage ramp, safety berms, bench face angles, inter-ramp angles, and bench height. Pit slope parameters as well as waste rock dump design parameters were provided by Stantec.

Resources were estimated for both the Rose Central engineered pit design and the Mills engineered pit design at an in-pit cut-off grade of 15% total iron. Table 4 presents the in-pit Mineral Resource estimate for the Rose Central Deposit. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

TABLE 4: ROSE CENTRAL IN-PIT RESOURCE ESTIMATE (COG 15% TFE)
Rose Central- Engineered Pit Design Total Resource Estimate - (COG 15% TFE%)
		Grades
Category	(kt)	% TFe	%SiO2	%Mn	%MagFe	%HemFe	Fe Con. (kt)
Indicated	307 755	29.86	44.75	1.63	18.24	8.83	113 869
Inferred	27 373	30.03	44.80	1.68	18.49	8.79	10 128
	Waste (kt)	Total S/R
Rock	711 853
OB	46 766
Total Stripping	758 619	2.26

The total waste contained in the Rose Central pit is 758.62 Mt, which includes 46.77 Mt of overburden. This results in a stripping ratio of 2.26. In the PEA study performed by BBA , a preliminary mine plan was developed in order to develop capital and operating cost estimates based only on the Rose Central Deposit in-pit resource.

Mineral Processing and Metallurgical Testwork

As part of the PEA, BBA developed a metallurgical test plan based on indications from previous testwork performed by Altius as well as on the general mineralogical and geological characteristics of the Rose Central and Mills deposits. The Rose North Deposit was not part of the metallurgical testwork conducted. SGS Minerals Services (“SGS”) were retained to perform the testwork. The objective of the testwork was to evaluate the ore’s amenability to be processed by gravity separation and/or by magnetic separation in order to produce a commercially acceptable, quality product that would allow for the economic development of the Kami Property. An important part of the testwork consisted of evaluating the iron liberation granulometry with the objective of achieving a concentrate particle size distribution as coarse as possible (while maintaining an acceptable iron recovery and grade), in order to provide a wider range of applications and wider marketing flexibility. The testwork results were used in defining a conceptual Process Flowsheet to be used as the design basis for PEA. A recommended testwork program for subsequent testwork required for the next study phase of this project was also developed.

Samples were prepared from drill cores from the Rose Central and Mills deposits. Recognizing that Rose Central comprises three distinct mineralogical zones, a composite sample was prepared for each zone. A composite sample of the three aforementioned zones was also prepared. One composite sample was also prepared for Mills. Rose North was not part of the beneficiation testwork at this time. Each composite sample was tested at three particle size fractions; a coarse fraction (-425/+212 microns), an intermediate fraction (-212/+75 microns) and a fine fraction (-75/+45 microns). The testwork performed consisted of a combination of the following tests:

•	Complete chemical assay of the head samples;
•	Complete assays and distributions of each size fraction;
•	Heavy Liquid Separation (“HLS”) on each size fraction;
•	Davis Tube (“DT”) magnetic separation on each size fraction;
•	Quantitative Evaluation of Minerals by Scanning Electron Microscopy (QEMSCAN) test for each size fraction to evaluate elemental deportment, oxide liberation and association of various constituents;
•	Optical Microscopy;
•	Microprobe analysis;
•	Wilfley Table (“WT”) tests on selected samples and size fractions; and
•	Grindability tests.

The general conclusions drawn from the testwork were as follows:

•	In all mineralization zones, the main gangue minerals consist of quartz, carbonates and silicates;

•
In Rose Central, manganese is present predominantly in carbonates in the hematite-rich mineralization zone and in silicates in the magnetite-rich zones with manganese also being chemically bonded to the magnetite;

•	In Rose Central, the magnetite-rich zone contains unrecoverable iron (in carbonates and silicates) in the order of 13%, compared to about 6% in the zones containing more hematite;

•	In Rose Central, iron-oxide liberation (>90% liberated) size for the hematite-rich zone is about 300 µm and in the order of 150 µm for the magnetite-rich zone;

•
In Mills, iron-oxide liberation is indicated to be less than 100 µm. Considering the fine liberation size for Mills, it was decided that Process Flowsheet development for the PEA Study would be done for the only Rose Central Deposit. Further testwork was therefore focused only on Rose Central;

•	Wilfley Table results for the samples tested from Rose Central indicate an acceptable metallurgical performance;

•	Ore grindability results raised the following concerns which will be explored in more detail in the next study phase;

o	One of the five samples tested, exhibited an unusually high Drop-Weight Test result which is not typical of ores in the region. This result was considered an outlier and was discarded for this Study;

o	After discarding the aforementioned outlier, the ore operating work index is between 3.7 kWh/t and 4.0 kWh/t;

o
The Drop-Weight Test results revealed some evidence of bimodality in the relative density distribution. The consequence of this could be an accumulation of a dense component in the primary mill circulating, leading to possible power problems which could result in a loss of throughput.

Based on the testwork results obtained, it was concluded that a conventional flowsheet consisting of crushing, autogenous grinding and screening, gravity separation using spirals and cobbing of spiral tails, followed by regrinding and magnetic separation, provides a sound design basis for the PEA. The testwork results indicate the following metallurgical performance:

•
Combining the concentrates from the spiral circuit (78% of the total concentrate) and from the magnetic circuit (22% of the total concentrate), a concentrate averaging 65.5% Fe, 4.5% SiO2 and 0.75% Mn can be produced with iron recovery in the order of 82.8% and weight recovery in the order of 37.8%;

•	The Particle Size Distribution of the final concentrate is indicated to be acceptable for the sinter fines market; however, further testing is required to validate this.

Recovery Methods and Processing Plant Design

The metallurgical testwork for the Rose Central Deposit performed during the PEA Study allowed for the development of the process mass balance. BBA’s experience on other similar projects allowed for the development of a preliminary water balance. This was used to develop a preliminary process plant design. Considering a target concentrate production of 8.0 Mt/y, the crushing and grinding areas are required to process 21.2 Mt/y of ore. This generates 13.2 Mt/y of tailings for disposal. Based on the Resource Estimate for Rose Central, the mine life will be approximately 15.3 years. These annual tonnages allow for the development of hourly rates in each area of the plant, therefore, major equipment was sized. A major equipment list has been developed and is used for the processing plant capital cost estimate. Power, fuel, consumables and manpower requirements were also estimated for deriving the processing operating cost estimate.

Project Infrastructure

As part of the PEA study, a preliminary site plan was developed for the Kami Property site. Major site infrastructure consists of the following:

•	Rose Central and Mills open pits and associated waste rock dumps;

•	Mine infrastructure including employee facilities, mine garage and wash station, warehouse and shops;

•	The main processing facilities consisting of the following:

o	Crusher area and crushed ore conveyors;

o	Crushed ore stockpile, reclaim and conveyors;

o	Processing plant including maintenance and service area and employee facilities; and

o	Thickener.

•	Concentrate conveyors, train loadout and emergency concentrate stockpile,

•	Tailings pipeline;

•	Tailings Management Facility (“TMF”) and recycled water pumphouse;

•	Kami rail loop and rail spur connecting to the QNSL railway;

•	Fuel unloading and tank farm;

•	Access road and on site roadwork;

•	Long Lake raw water pumphouse;

•	Power transmission line connecting to utility and main electrical substation; and

•	Secondary facilities such as fire protection, communication tower, sewage treatment, etc.

Other infrastructure, contained within the province of Québec, includes Port of Sept-Îles railway loop and spur, car dumper, stacker/reclaimer, concentrate storage and conveyors to common ship loading facility operated by the Port Authority.

Market Studies and Contracts

Alderon is actively promoting the Property and has engaged in discussions with several potential clients interested in the concentrate which will be produced at the Kami Property facility. Alderon has also been in discussions with service suppliers such as QNS&L and Cliffs’ CFA for rail transportation and with the Port of Sept-Îles for loading concentrate into ships. As of the effective date of the Technical Report, Alderon has not entered into any material commercial agreements with any potential client or service supplier.

Alderon retained the services of Mr. Jan van Veelen, an independent consultant, to perform a market study. The objective of the study was to determine product marketability and sales strategy with an analysis of target markets and potential end-users for the Kami concentrate. The market study provided an overview of the iron ore seaborne market including historic market trends as well as analysts’ forecasts of demand and pricing for iron ore products. Based on the quality of product expected from the Kami operation, and considering the forecasted growth in sinter fines for Asia and more specifically for China, it was concluded that Alderon should pursue opportunities with potential clients in China.

Subsequent to the effective date of the Technical Report, a separate product and marketability review was conducted in late 2011 by an independent consultant.  The study confirmed the suitability of the projected concentrate as sinter feed and China as the target market.  It also recommended a series of sintering tests be carried out at the Beijing University with results made available to all prospective partners and consumers.

Environment

The overall Project is subject to the Environmental Assessment (“EA”) Process of the Province of Newfoundland and Labrador and the Federal Government. The EA process was initiated in October 2011 and a Joint Federal/Provincial EA is currently underway.  The requirements for each of these processes are well understood. The environmental studies required have been defined and planned and executed. Permit requirements are also well defined and planned. A schedule for Environmental Permitting for the Project has been developed.

A tailings management strategy has been defined and a preliminary design for the TMF has been developed. The TMF will be constructed and operated in phases thus allowing for progressive rehabilitation. An appropriate area has been determined and located on the site plan. Dewatered tailings will be pumped from the concentrator to the TMF. Water will be collected within a polishing pond and returned to the processing plant thus minimizing fresh water consumption. It is anticipated that the tailings supernatant will be inert, with negligible metal and chemical levels.

To permanently store the anticipated volume of waste rock to be produced by the development of the proposed Mills and Rose Central open pits, conventional surface waste rock dumps are proposed, adjacent to the open pits. Three side-hill fill type dumps are proposed in the areas selected, to take advantage of the existing natural topography and provide sufficient capacity as close as practical to the pits. The areas identified do not contain any significant mineralization and make use of the natural topography. Preliminary design parameters have been developed to define the waste rock dump profile that is deemed to be “designed for closure”.

The Mills Dump capacity exceeds the currently anticipated required storage volume and may be used for additional waste rock storage from either pit. Any of the dumps may be expanded if required; however, constraints for the plan dimensions in these areas are particularly stringent at this time until the site development details are advanced, and condemnation drilling and environmental field work is complete, to delineate potential zones of mineralization and protected habitat areas.

Capital Costs

As part of the PEA, Capital Costs for the Property, based only on the development of the Rose Central Deposit, were estimated and classified as initial capital costs and sustaining capital. The total initial capital cost for the Project, including mining pre-stripping costs, indirect costs and contingency was estimated to be approximately $989 Million. This Capital Cost Estimate is expressed in constant August 2011 Canadian Dollars, with an exchange rate at par with the US dollar. Initial capital cost excludes the following items which have been treated separately, as indicated:

•	Leased equipment (mining equipment and railcars) estimated value at $259.2M which is included in operating costs;

•	The portion of rehabilitation and closure costs required to be disbursed prior to production startup estimated by Stantec to be in the order of $25.5M;

•	Sustaining capital (capital expenses incurred in Year 1 of production to the end-of-mine-life) estimated at $198.5M.

Initial capital costs are summarized in Table 5.

TABLE 5: TOTAL ESTIMATED INITIAL CAPITAL COSTS ($M)

Total Estimated Initial CAPEX Costs
Mining	$141.4
Concentrator and Site Infrastructure	$579.7
Environmental and Tailings Management	$19.8
Rail Transportation	$44.7
Port Facilities	$203.3
TOTAL	$988.90

Operating Costs

As part of the PEA, Operating Costs, based only on the development of the Rose Central Deposit, have been estimated and are summarized in Table 6 in $ per tonne of concentrate produced. Operating costs were estimated based on the average over the life of the mine. Operating costs include the estimated cost of leased equipment over the life of the lease.

TABLE 6: TOTAL ESTIMATED AVERAGE OPERATING COST ($/T CONCENTRATE)

Total Estimated Average Operating Costs
Mining	$20.36
Concentrator	$6.28
Site Infrastructure (incl. Garage)	$0.55
General Administration	$1.77
Environmental and Tailings Management	$0.32
Rail Transportation	$13.51
Port Facilities	$2.08
TOTAL	$44.87

The total estimated operating costs are in the order of $44.87/t of concentrate produced. Royalties are not included in the operating cost estimate presented but are treated separately in the Project economic analysis.

Economic Analysis

The economic evaluation of the Rose Central deposit of the Kami Property was performed using the discounted cash flow model. The capital and operating cost estimates based on the mine plan developed in the PEA to produce 8.0 Mt of concentrate annually were used as input to the model. The following parameters and assumptions were made for the Base Case financial analysis:

•	A construction period of two years;

•	A production life of 15.3 years for the Rose Central Deposit only from Year 1 to Year 16;

•	A constant commodity price of $115/t FOB of concentrate grading at 65.5% Fe;

•	All of the concentrate is sold in the same year of production;

•	No escalation or inflation factor has been taken into account (constant 2011 $);

•	Financial analysis excludes working capital;

•	The financial analysis is carried out on a pre-tax basis;

•	US Dollar at par with Canadian Dollar.

The NPV calculation was done at discount rates of 0%, 5%, 8% and 10%. The Base Case NPV was assumed at a discount rate of 8%. Table 7 presents the results of the financial analysis. The economic evaluation is based only on the development of the Rose Central deposit which has an indicated mineral resource of 376 million tonnes at 29.8% iron and an inferred mineral resource of 46 million tonnes at 29.8% iron. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

TABLE 7: FINANCIAL ANALYSIS RESULTS

Base Case
IRR	40.2%

Discount	NPV	Payback
0%	$7 019 M	2.3 yrs
5%	$4 135 M	2.5 yrs
8%	$3 066 M	2.7 yrs
10%	$2 526 M	2.8 yrs

As can be seen, the Property is forecasted to provide an IRR of 40.2% (before tax). At the Base Case discount rate of 8%, NPV is $3,066M. Payback occurs after 2.7 years. A sensitivity analysis was also performed to show the Project sensitivity to a +/- $100M variation in capital cost, a +/- $50M per year variation in operating costs, a +/- 25% variation in commodity price and the effect of a reduced concentrate production rate considering a lower than expected Fe recovery rate. Commodity selling price showed the biggest impact on project economics.

As part of the PEA, a preliminary project execution schedule was developed. Based on BBA’s understanding of the Environmental Assessment and Permitting process, construction can begin once the required permits are obtained. Construction is expected to begin in early November 2013. Assuming a typical construction schedule lasting about 21 months, the end of construction is estimated to occur in early August 2015. Production startup is expected for end of October 2015.

A Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the Preliminary Economic Assessment will be realized.

Alderon has not yet completed a pre-feasibility study or feasibility study to demonstrate the economic viability of the Kami Property. Furthermore, no Mineral Reserves have been established on the Kami

Property. Any statements regarding planned production rates, projected cash flows, payback period, IRR, NPV, construction timelines and production start-up at the end of October 2015 assume that Alderon is or will be able to complete all of the required steps to bring the Kami Property into commercial production including the completion of a feasibility study to demonstrate the economic viability of the Kami Property, the completion of the environmental assessment process, the conclusion of infrastructure agreements for railway transportation, power and access to port facilities and that Alderon obtains the necessary project financing to pay for the capital costs to develop and construct a mine at the Kami Property. There is no certainty that Alderon will be able to complete any or all of these steps and reference should be made to the “Risk Factors” and “Preliminary Notes – Special Note Regarding Forward-Looking Information” sections of this AIF.

Recommendations for Future Exploration and Development

The following recommendations are made considering the results of the Kami Property Resource Estimates and the PEA.

•
Due to the variations in the drilling pattern, separations in the mineralized intersections were anywhere from less than 50 m to more than 250 m apart on adjacent holes. A more regular pattern of drilling should be used going forward, and wherever possible, it should be a priority for the drillhole to pass through the entire mineralized zone. Down dip drilling should also be kept to a minimum. Substantial additional drilling is recommended by WGM (and is currently ongoing) and a more detailed geological interpretation will be required to better understand the extent of weathering in Rose North. It is possible that some of this more altered material will be considered as internal waste for future modeling.

•
It is recommended that the current database be supplemented by more results once more drilling is completed and that WGM’s calculations of hematite values are used going forward. This improved/updated database will lead to a better understanding of the structure, geology and mineralization in the zones and an upgrade of the categorization of the current Mineral Resources.

•
WGM modeled out the larger and more continuous hematite-rich zones/units/beds within the main magnetite body that appeared to have fairly good correlation between holes and through multiple cross sections. The Rose Central Deposit is more complex structurally and at least two hematite-rich units could be separately modeled. There appears to be more intermixed hematite and magnetite in this deposit as well. It appears that different ratios of hematite to magnetite occur in the different deposits (or parts of the deposits), but this distribution is not yet completely mapped out and understood and should be studied in detail during future work. WGM is of the opinion that it is important to keep these hematite-rich zones separate in future modeling and Mineral Resource estimates, as it may become important for determining processing options and costs of the iron-bearing material in subsequent economic studies. In all the Kami deposits, the hematite modeling is preliminary due to the current lack of drilling information.

•
Alteration products and their extent (particularly at depth) such as limonite/goethite and secondary manganese hydroxides is currently not well understood and this leads to some uncertainty regarding the determination of density for the Mineral Resource tonnage estimate. Much more pycnometer pulp SG and bulk density determinations on whole sample intervals needs to be carried out in the next drilling campaign in order to build a reliable relationship between SG and %TFe, particularly for Rose North.

•
The current 3-D wireframe continued to a maximum depth of -135  m (approximately 750 m vertically below surface and extended 100 m past the deepest drilling) at Rose Central and to a maximum depth of -40 m (approximately 600 m vertically below surface and extending 300 m past the deepest drilling) at Rose North. The deeper mineralization, i.e., below 200 m vertical depth, has been tested by few drillholes and both zones are open at depth. A targeted exploration program will most likely increase the Mineral Resources at depth; however, an "economic lower level" or maximum depth of viable extraction should be determined in a subsequent Study.

•
Based on the current drilling, the gross overall mineralization controls appear to be fairly simple from a structural and mineralogical perspective, however, future Mineral Resource estimates after more drilling information is available may make use of “domaining” to define structural or mineralogical zones to better control grade distribution.

•	The metallurgical testwork proposed should be carried out early in the feasibility study.

•	Site conditions including geotechnical, hydrogeological and other studies should be conducted, as recommended by Stantec.

•	Alderon should proceed, as soon as possible, with environmental permitting beginning with project registration.

•	Alderon should continue discussions with stakeholders, including First Nations, in order to develop mutually beneficial accords.

•	Alderon should undertake a more detailed and focused market study based on the results indicated in the market study performed during this PEA Study.

•	Alderon should begin discussions with rail carriers and the Port of Sept-Îles to secure services and land in the vicinity of the port installations.

BBA recommends that Alderon proceed with the undertaking of a feasibility study and should include Rose North. Furthermore, considering the overall Resource estimate, Alderon should consider the possibility of incorporating a second production line, hence a total capacity of producing 16 Mt/y of concentrate.

The costs for this next study phase have been estimated and are outlined in Table 8. As of the effective date of the Technical Report, Alderon had already authorized and/or initiated some of the work outlined in the recommendations made.

TABLE 8: NEXT STUDY PHASE COST ESTIMATE

Study Phase	Cost Estimate
Exploration Drilling Program (to June 2012)	$ 17.3 M
Feasibility Study (Kami Site)	$ 1.9 M
Metallurgical Testwork	$1.1 M
Port and Rail	$ 1.1 M
Geotech and Pit Slope	$ 4.6 M
Other Site Studies	$ 1.0 M
Environmental Studies	$ 3.2 M
Total	$ 30.2 M

Alderon is currently conducting its 2012 winter drilling program on the Kami Property.  The four month drill program will be focused predominately on North Rose and will include up to 18,000 metres of drilling with six drills.  The program will concentrate on infill drilling with the goal of upgrading the current indicated and inferred mineral resource into the measured and indicated categories in preparation for the feasibility study on the Kami Property expected to be completed in the third quarter of 2012.

Other Assets

The Company does not have any material assets other than those described above.

RISK FACTORS

An investment in the securities of the Company may be regarded as speculative due to the nature of the Company's business and Company’s stage of development. The following risk factors, as well as risks currently unknown to the Company could materially affect the Company’s future results and could cause them to differ materially from those described in forward-looking information relating to the Company. Investors should give careful consideration to all of the information contained in this AIF and, in particular, to the following risk factors:

Risks Relating to the Business of the Company

Alderon depends on a single mineral project.

The Kami Property accounts for all of Alderon's mineral resources and exclusively represents the current potential for the future generation of revenue. The costs, timing and complexities of upgrading the mineralized material at the Kami Property to proven and probable reserves may be greater than Alderon anticipates.  Mineral exploration and development involves a high degree of risk that even a combination of careful evaluation, experience and knowledge cannot eliminate and few properties that are explored are ultimately developed into producing mines.  Any adverse development affecting the Kami Property will have a material adverse effect on Alderon's business, prospects, financial position, results of operations and cash flows.

The successful start of mining operations at, and the development of, the Kami Property into a commercially viable mine cannot be assured.

There are numerous activities that need to be completed in order to successfully commence development and production at the Kami Property, including, without limitation: completing of a formal feasibility study; optimizing the mine plan; recruiting and training personnel; negotiating contracts for the supply of power, port access, railway transportation and for the sale of iron ore; updating, renewing and obtaining, as required, all necessary permits, including, without limitation, environmental permits; and handling any other infrastructure issues. There is no certainty that Alderon will be able to recruit and train personnel, have available funds to finance construction and development activities, avoid potential increases in costs, negotiate power supply, port access, railway transportation and iron ore sales agreements on terms that would be acceptable to Alderon, or that Alderon will be able to update, renew and obtain all necessary permits to start or to continue to operate the Kami Property.  Most of these activities require significant lead times, and Alderon will be required to manage and advance these activities concurrently in order to begin production. A failure or delay in the completion of any one of these activities may delay production, possibly indefinitely, at the Kami Property and will have a material adverse effect on Alderon's business, prospects, financial position, results of operations and cash flows.

As such, there can be no assurance that Alderon will be able to complete development of the Kami Property at all, or in accordance with any timelines or budgets that may be established due to, among other things, and in addition to those factors described above, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support operations. Failure to successfully complete these events as expected would have a material adverse effect on Alderon's business, prospects, financial position, results of operations and cash flows.

There is no assurance that Alderon will ever achieve production or that the Company will ever be profitable if production is achieved.

Mineral resource and reserve calculations are only estimates.

Any figures presented for mineral resources in this AIF and those which may be presented in the future or any figures for mineral reserves that may be presented by Alderon in the future are and will only be estimates. There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurances can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of the Kami Project to development, Alderon must rely upon estimated calculations as to the mineral resources and  grades of mineralization on the Kami Property.  The preliminary economic assessment is an early stage study that is preliminary in nature. There can be no assurance that results described therein will be realized.

The estimating of mineral reserves and mineral resources is a subjective process that relies on the judgment of the persons preparing the estimates.  Estimates of mineral resources are, to a large extent, based on the interpretation of geological data obtained from drillholes and other sampling techniques. This information is used to calculate estimates of the configuration of the mineral resource, expected recovery rates, anticipated environmental conditions and other factors. As a result, mineral resource estimates for the Kami Property may require adjustments or downward revisions based upon further exploration or development work or upon actual production experience, thereby adversely impacting the economics of the Kami Property. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. No assurances can be given that any mineral resource estimates for the Kami Property will ultimately be reclassified as mineral reserves. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

Alderon may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth.

Alderon is dependent on the services of key executives including Alderon's Executive Chairman, Chief Executive Officer, Chief Financial Officer and other highly skilled and experienced executives and personnel focused on managing Alderon's interests and the advancement of the Kami Property and on identifying new opportunities for growth and funding. Due to Alderon's relatively small size, the loss of these persons or Alderon's inability to attract and retain additional highly skilled employees required for the development of Alderon's activities may have a material adverse effect on Alderon's business or future operations.

In addition, Alderon anticipates that if it brings the Kami Property into production and, where appropriate, acquires additional mineral rights, Alderon will experience significant growth in its operations. Alderon expects this growth to create new positions and responsibilities for management and technical personnel and to increase demands on its operating and financial systems. There can be no assurance that Alderon will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth. The failure to attract such qualified personnel to manage growth would have a material adverse effect on Alderon's business, financial position, results of operations and cash flows.

Changes in the market price of iron ore, which in the past has fluctuated widely, will affect the projected results of Alderon's operations, financial position and cash flows.

Alderon's revenues in the future, if any, are expected to be derived in large part from the sale of iron ore. The price of this commodity has fluctuated widely in recent years and is affected by factors beyond the control of Alderon, including, but not limited to international economic and political trends, changes in industrial demand, currency exchange fluctuations, economic inflation and expectations for the level of economic inflation in the consuming economies, interest rates, global and local economic health and trends, speculative activities, the availability and costs of substitutes and changes in the supply of this commodity due to new mine developments and mine closures. All of these factors, which are impossible to predict with certainty, will impact the viability of the Kami Property.

Alderon will require additional capital in the future, and no assurance can be given that such capital will be available at all or available on terms acceptable to Alderon.

Alderon currently has limited financial resources and no source of operating cash flow. Further development and exploration of the Kami Property depends upon Alderon's ability to obtain financing through strategic partnerships, equity or debt financings, production-sharing arrangements or other dilutive or non-dilutive means. There is no assurance that Alderon will be successful in obtaining required financing on acceptable terms, or at all. If Alderon is unable to obtain additional financing it may consider other options, such as (i) selling assets, (ii) selling equity, or (iii) vending of interests in the Kami Property. Failure to obtain additional financing could result in an indefinite postponement of further exploration and development of the Kami Property and will have a material adverse effect on Alderon's business, prospects, financial position, results of operations and cash flows.

Alderon has no history of mining operations and no revenue from operations.

Alderon has no history of mining operations and to date has generated no revenue from operations.  As such, Alderon is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues.  There is no assurance that it will successfully produce iron ore, generate revenue, operate profitably or provide a return on investment in the future. Other factors mentioned in this AIF may also prevent Alderon from successfully operating a mine.

Alderon requires various permits in order to conduct its current and anticipated future operations, and any delays in obtaining or a failure to obtain such permits, or a failure to comply with the terms of any such permits that Alderon has obtained or will obtain, could have a material adverse impact on Alderon.

Alderon's current and anticipated future operations, including further exploration, evaluation and development activities and commencement of production on the Kami Property, require permits from various Canadian federal, provincial, and local government authorities. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within Alderon's control.  Due to the preliminary stages of the Kami Property, it is difficult to assess what specific permitting requirements will ultimately apply to the Kami Property.

Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies. Backlog within the permitting agencies could affect the permitting timeline of the Kami Property.  Other factors that could affect the permitting timeline include (i) the number of other large-scale projects currently in a more advanced stage of development which could slow down the review process for the Kami Property and (ii) significant public response regarding the Kami Property.  There can be no assurance that all permits which Alderon requires for its exploration and development activities and later construction of mining facilities and the conduct of mining operations will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain such permits, or the expiry, revocation or a failure to comply with the terms of any such permits that Alderon has obtained, could have a material adverse impact on Alderon.

The Kami Property falls within an area that is subject to unresolved land claims by various First Nations groups, and issues in the consultation process may adversely impact Alderon's operations.

The Company conducts its operations in western Labrador in the Province of Newfoundland and Labrador, which areas are subject to conflicting First Nations land claims. Aboriginal claims to lands, and the conflicting claims to traditional rights between aboriginal groups, may have an impact on the Company’s ability to develop the Kami Property. The boundaries of the traditional territorial claims by these groups, if established, may impact on the areas which constitute the Kami Property. Mining licenses and their renewals may be affected by land and resource rights negotiated as part of any settlement agreements entered into by governments with First Nations.

Section 35 of the Constitution Act, 1982 recognizes and affirms existing aboriginal and treaty rights. There have also been significant judicial decisions which have impacted the relationship of Aboriginal peoples with government. Government activities cannot infringe upon Aboriginal rights unless there is proper justification. When development is proposed in an area to which an Aboriginal group asserts Aboriginal rights and titles, and a credible claim to such rights and titles has been made, a developer may be required to conduct consultations concerning the proposed development with the Aboriginal group that may be affected by the project.

Consultations can vary depending on the nature of the Aboriginal right affected and the degree of impact. The results of the consultations may conclude that the interests of the Aboriginal group be accommodated wherever appropriate. Obligations can range from information sharing to provisions for the participation of the Aboriginal group in the development and compensation for impacts. Consultation must be meaningful with the view to accommodating the interests of the aboriginal group affected.

The Innu Nation of Labrador, is the only Aboriginal party with a land claim that has been accepted by the Government of Newfoundland and Labrador. The Innu Nation claim Aboriginal rights and title to land and resources in an area of western Labrador.  The Agreement in Principle between the Innu Nation, Government of Newfoundland and Labrador and the Federal Government outlines the areas claimed by the Innu Nation.  Although the Kami Property falls outside of the lands identified by the Agreement in Principle, it does fall within the Traditional Territory claimed by the Innu Nation.

The Québec Innu communities of Matimekush-Lac Jean near Schefferville, and Uashat mak Mani-Utenam, near Sept-Iles, assert Aboriginal rights and claim title to lands in the project area. These claims were accepted for negotiation by the Government of Canada in 1979 and by the Government of Québec in 1980 and negotiations have taken place with regard to the Québec part of the claim. Progress at the Federal level broke off in 2008 and have yet to be restarted. The claims have not been accepted by the

Government of Newfoundland and Labrador. No land claim settlement agreements have been reached between Canada or the Province of Newfoundland and Labrador with the Innu of Québec. The asserted claim areas encompass the Kami Property.

In March 2010, the Federal Minister of Indian and Northern Affairs proposed creating a forum for talks between the Innu residing both in Québec and in Newfoundland and Labrador regarding their overlapping land claims. Canada is currently negotiating land and resource rights with the Innu of Labrador.

The Naskapi Nation located at Kawawachikamach, Québec, about 25 kilometres northeast of Schefferville, has concluded a settlement agreement with Canada and the Province of Québec with respect to land claims in Québec in proximity to the Schefferville Projects area. In 1978 the Naskapi entered into a comprehensive land claim agreement, called the North-eastern Québec Agreement, which resolved these claims in and to parts of Québec including in the Schefferville Projects area.

The Naskapi Nation asserts traditional rights in part of Labrador, but this claim has not been accepted by Government of Canada or by Newfoundland and Labrador. No land claim settlement agreement has been reached between Canada or the Province of Newfoundland and Labrador with the Naskapi Nation with respect to asserted claims in Labrador.

The NunatuKavut (formerly Labrador Metis Nation) is administered by the NCC. While the NCC has had an asserted land claim in Labrador since the 1980s, this claim has not been accepted for negotiation by the federal or provincial governments. The boundary of the asserted NunatuKavut traditional territory includes central, western, and southern Labrador. This territory includes the communities of Labrador City and Wabush, located approximately 10 km east of the Kami Property site.

The Company has undertaken a consultation program with the five Aboriginal Groups communities in proximity to the Kami Property which may potentially have their asserted rights adversely affected by project activities.

Alderon has developed and initiated a comprehensive consultation and engagement process designed and it plans to meet or exceed the requirements of the delegated procedural aspects of the Crown’s duty to consult with aboriginal groups in proximity to the Kami project. Coordination with the Federal and Provincial governments is ongoing throughout the process to ensure the Crown is kept aware of progress with each group and to ensure that Alderon is confident that the Crown is fulfilling their consultative duties.

Mitigation of project effects in the form of accommodation will be determined through ongoing consultative efforts and will be commensurate with the predicted effects on the asserted rights of each group.  There can be no guarantee that the unsettled nature of land claims in Newfoundland and Labrador will not create delays in project approval or unexpected interruptions in project progress or result in additional costs to advance the project.

Title and other rights to the Kami Property cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

Alderon cannot guarantee that title to the Kami Property will not be challenged. Alderon may not have, or may not be able to obtain, all necessary surface rights to develop the Kami Property. Title insurance generally is not available for mineral properties, and Alderon's ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions comprising the Kami Property may be severely constrained. The Kami Property may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. Alderon has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in Alderon’s being unable to operate on all or part of the Kami Property as permitted or being unable to enforce its rights with respect to all or part of the Kami Property.

Alderon needs to enter into contracts with external service and utility providers.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. In order to develop a mine at the Kami Property, Alderon will need to negotiate and conclude various agreements with external service and utility providers for rail transportation, power and port access, and these are important determinants that affect capital and operating costs.

The Company’s future operations will require rail transportation from the Kami Property to a sea port (expected to be the Port of Sept-Îles) and ship berthing, storage and loading facilities at such port.  The Company has not yet concluded agreements with the relevant rail companies or port operators necessary for the transportation and handling of the Company’s planned production of iron ore, and there can be no assurance that agreements on acceptable terms will be concluded. The inability to conclude any such agreements could have a material adverse effect on the Company’s financial position, results of operations and cash flows and render the development of a mine on the Kami Property unviable. In addition, with increased activity by iron mine developers, short-term shipments at the Port of Sept-Îles are expected to increase significantly in the future. To meet this demand, the Port of Sept-Îles is proposing to develop a common user facility at Pointe-Noire.

Although low-cost power from a major hydroelectric development at Churchill Falls to the east is currently transmitted into the Wabush region for the other existing mining operations, the current availability of additional electric power on the existing infrastructure in the region is limited.  If the current power capacity issues in the Wabush region are not resolved in time for the Kami Property’s development, Alderon will have to investigate other sources of power. There is no certainty that the Company will be able to access sources of power on economically feasible terms, and this constraint could have a material adverse effect on the Company’s financial position, results of operations and cash flows and render the development of a mine on the Kami Property unviable.

Mining operations generally involve a high degree of risk.

In the event that the Kami Property commences mining operations, there are significant risks associated with these mining operations. Mining operations are subject to all the hazards and risks normally encountered in the exploration for and development and production of metals, including: unusual and unexpected geologic formations, environmental hazards, seismic activity, rock bursts, cave-ins, flooding, variations in grade, deposit size, density and other geological problems, hydrological conditions, metallurgical and other processing problems, mechanical equipment performance problems, industrial accidents, the unavailability of materials and equipment including fuel, labour force disruptions, unanticipated transportation costs, unanticipated regulatory changes, unanticipated or significant changes in the costs of supplies including, but not limited to, petroleum, and adverse weather conditions and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, all or part of the Kami Property and other facilities, damage to life or property, environmental damage and possible legal liability.

Although Alderon maintains insurance to protect against certain risks, insurance will not cover all of the potential risks associated with the Company’s operations. Alderon also may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Alderon or to other companies in the mining industry on acceptable terms. Alderon might also become subject to liability for pollution or other hazards against which it may not be insured or that Alderon may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Alderon to incur significant costs that could have a material adverse effect upon its financial position, results of operations and cash flows.

Alderon is subject to significant governmental regulation.

Alderon's operations and exploration and development activities in Canada are subject to extensive federal, provincial, and local laws and regulation governing various matters, including: environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, mining royalties, management of tailings and other waste generated by operations, regulations concerning business dealings with native groups, labour standards and occupational health and safety, including mine safety, and historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in Alderon incurring significant expenditures. Alderon may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause Alderon to incur additional expense, capital expenditures, restrictions on or suspensions of Alderon's operations and delays in the development of the Kami Property.

Alderon's activities are subject to environmental laws and regulations that may increase Alderon's costs of doing business and restrict the Company’s operations.

All of Alderon's exploration, potential development and production activities in Canada are subject to regulation by governmental agencies under various environmental laws including with respect to, air emissions, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation, including with respect to climate change, in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of Alderon and may cause material changes or delays in Alderon's intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect Alderon's business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of Alderon's business, causing Alderon to re-evaluate those activities at that time. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulator or judicial authorities, causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

The Kami Property is located immediately to the south of Duley Lake Provincial Park and within the Labrador City Wetland Stewardship Zone.  The wetlands management units established within the Stewardship Zone were the outcome of the Wetlands Stewardship Agreement entered into by the Town of

Labrador City and the Province of Newfoundland and Labrador in 2005. The stewardship agreement is a formal commitment to honour the goals of the wetland conservation plan within specific management units.  A wetland management unit is a protected area, and is representative of habitat which is important to waterfowl during nesting, brood-raising, feeding and/or staging.  There are no unique or regionally significant features associated with the specific management units within the Kami Property.  Exploration and development activities in these areas are subject to the additional approval of both the municipality and the Province of Newfoundland and Labrador and work is approved in accordance with the limitations of working in a conservation zone.

Environmental hazards may exist on the Kami Property that are unknown to Alderon at the present time and that have been caused by previous owners or operators or that may have occurred naturally. Alderon may be liable for remediating such damage.

Increased competition could adversely affect Alderon's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing iron ore or other metals. Alderon may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than Alderon. Alderon also may encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources and services at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect Alderon's ability to attract necessary capital funding or to acquire suitable producing properties or prospects for mineral exploration in the future.  If Alderon is unsuccessful in acquiring additional mineral properties or services or qualified personnel it will not be able to grow at the rate it desires, or at all.

Alderon has a history of losses and expects to incur losses for the foreseeable future.

Alderon has incurred losses since its inception and expects to incur losses for the foreseeable future. Alderon expects to continue to incur losses unless and until such time as the Kami Property enters into commercial production and generates sufficient revenues to fund continuing operations. The development of the Kami Property will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration, evaluation and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any agreements with strategic partners and Alderon's acquisition of additional properties. Some of these factors are beyond Alderon's control. There can be no assurance that Alderon will ever achieve profitability.

Situations may arise where Alderon's directors and officers are in direct competition with Alderon.

Certain of Alderon's directors and officers also serve as directors or officers, or have significant shareholdings in, other companies involved in natural resource exploration and development or mining-related activities.  To the extent that such other companies may participate in ventures in which Alderon may participate in, or in ventures which Alderon may seek to participate in, its directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where the Company's directors and officers have an interest in other companies, such other companies may also compete with Alderon for the acquisition of mineral property investments. Such conflicts of Alderon's directors and officers may result in a material and adverse effect on its profitability, results of operation and financial condition. As a result of these conflicts of interest, Alderon may miss the opportunity to participate in certain transactions, which may have a material adverse effect on its financial position.

Alderon does not intend to pay dividends in the foreseeable future.

No dividends on the Company’s Common Shares have been declared or paid by Alderon to date. Alderon does not currently anticipate that dividends will be declared in the foreseeable future. Payment of any future dividends, if any, will be at the discretion of Alderon's Board of Directors after taking into account many factors, including Alderon's operating results, financial condition and current and anticipated cash needs.

Altius is a significant shareholder of Alderon.

Altius and its parent, Altius Minerals Corporation, hold approximately 32.85% of Alderon’s issued and outstanding Common Shares. Due to Altius’s significant shareholdings in Alderon, other than in respect of transactions in which Altius has an interest that is different from the interests of other Alderon shareholders such that applicable securities laws would require approval by Alderon's minority shareholders, Altius may be able to control the outcome of any corporate transaction or other matter submitted to shareholders for approval, including a merger or the sale of all or substantially all of Alderon's assets. The interests of Altius may conflict with the interests of Alderon's other shareholders. The concentration of ownership by Altius may: (i) discourage third parties from making a tender offer or bid to acquire Alderon (ii) deprive shareholders of an opportunity to receive a premium for their shares as part of a sale of the Company; and (iii) effect the market price and liquidity of Alderon shares.

Uncertainty exists related to inferred mineral resources.

There is a risk that inferred mineral resources referred to in this AIF cannot be converted into measured or indicated mineral resources as there may be limited ability to assess geological continuity. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.  See “Cautionary Note to U.S. Investors”.

General economic conditions may adversely affect Alderon's growth, future profitability and ability to finance.

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A worsening or slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect Alderon's growth and ability to finance.

Land reclamation requirements for the Kami Property may be burdensome.

Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

•           treat ground and surface water to drinking water standards;

•           control dispersion of potentially deleterious effluents; and

•           reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on the Company in connection with exploration, potential development and production activities, Alderon must allocate financial resources that might otherwise be spent on further exploration and development programs. In addition, regulatory changes could increase the Company's obligations to perform reclamation and mine closing activities.  If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

Risks inherent in acquisitions of new properties.

Alderon may actively pursue the acquisition of exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, Alderon may also acquire securities of or other interests in companies with respect to which it may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including but not limited to:

•	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•	ability to achieve identified and anticipated operating and financial synergies;

•	unanticipated costs;

•	diversion of management attention from existing business;

•	potential loss of key employees or key employees of any business acquired;

•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition;

•	decline in the value of acquired properties, companies or securities;

•	assimilating the operations of an acquired business or property in a timely and efficient manner;

•	maintaining the Company’s financial and strategic focus while integrating the acquired business or property;

•	implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and

•	to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place increased pressure on the Company’s cash flow if such acquisitions involve a cash consideration. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on the Company. There can be no assurance that any future acquisitions will be successfully integrated into the Company’s existing operations.

Any one or more of these factors or other risks could cause Alderon not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on its financial condition.

Alderon may become subject to legal proceedings.

Due to the nature of its business, the Company may become subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

Reduction in Chinese demand may negatively impact Alderon's operations and financial condition.

China has been a significant driver of global demand for minerals and metals, especially iron ore.  China’s demand for iron ore has been driving global materials demand over the past decade.  A slowing in China’s economic growth could result in lower prices and demand for iron ore.  China is increasingly seeking strategic self-sufficiency in key commodities, including investments in existing businesses or new developments in other countries. These investments may adversely impact future iron ore demand and supply balances and prices.

Risks Relating to Alderon’s Common Shares

Alderon’s securities are subject to price volatility.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations that have not been necessarily related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in Alderon’s share price will not occur. It may be anticipated that any quoted market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings. The value of Common Shares will be affected by such volatility.

Future sales or issuances of equity securities could decrease the value of any existing common shares, dilute investors’ voting power and reduce the Company's earnings per share.

Alderon may sell additional equity securities in subsequent offerings and may issue additional equity securities to finance its operations, exploration, development, acquisitions or other projects. Alderon cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Common Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per share.

Future sales by existing shareholders could cause the Company's share price to fall.

Future sales of Common Shares by Altius or other shareholders could decrease the value of the Common Shares. Alderon cannot predict the size of future sales by Altius or other shareholders, or the effect, if any, that such sales will have on the market price of the Common Shares. Sales of a substantial number of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares.

DIVIDENDS

The Company has not, since the date of its incorporation, declared or paid any dividends on its Common Shares and does not currently have a policy with respect to the payment of dividends. For the immediate future, Alderon does not envisage any earnings arising from which dividends could be paid. The payment of dividends in the future will depend on the Company’s earnings, if any, the Company’s financial condition and such other factors as the directors of the Company consider appropriate.  There are no contractual restrictions on the Company’s ability to pay dividends.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of Common Shares. As of the date of this AIF, 100,066,597 Common Shares were issued and outstanding as fully paid and non-assessable shares.

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the Common Shares, subject to the prior rights, if any, of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the Board of Directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company.  The Common Shares do not carry any exchange, conversion, redemption, or retraction rights.

MARKET FOR SECURITIES

Market

The Company's Common Shares are listed on the TSX under the trading symbol “ADV” and trade on NYSE Amex under the symbol “AXX”.

Trading Price and Volume

The following table sets out the monthly high and low trading prices and the monthly volume of trading of the Common Shares of the Company on the TSX Venture Exchange (until October 12, 2011) and the TSX (from October 12, 2011) during the most recently completed financial year:

	High ($)	Low ($)	Volume
January 2011	3.75	2.57	9,704,946
February 2011	4.20	3.44	4,471,174
March 2011	3.94	2.80	5,994,582
April 2011	4.05	2.90	7,669,989
May 2011	3.08	2.49	5,271,633
June 2011	3.14	2.47	4,249,666
July 2011	3.85	3.03	4,778,885
August 2011	3.70	2.64	5,758,068
September 2011	3.75	2.40	7,375,631
October 2011	3.09	1.80	4,326,762
November 2011	2.90	2.15	3,654,734
December 2011	2.71	2.04	4,296,839

Prior Sales

The following summarizes the Common Shares issued by the Company during the most recently completed financial year:

Date	Description	Number of Securities	Price per Share / Exercise Price ($)
13-Jan-11	Common Shares issued on the exercise of outstanding finder’s warrants	189,150	1.00
24-Jan-11	Common Shares issued on the exercise of outstanding finder’s warrants	208,500	1.00
25-Jan-11	Common Shares issued on the exercise of outstanding stock options	35,000	1.50
4-Feb-11	Common Shares issued on the exercise of outstanding stock options	25,000	1.20
9-Feb-11	Common Shares issued on the exercise of outstanding stock options	37,500	1.50
11-Feb-11	Common Shares issued on the exercise of outstanding finder’s warrants	5,850	1.00
3-Mar-11	Common Shares issued on the exercise of outstanding stock options	112,500	1.50
8-Mar-11	Common Shares issued on the exercise of outstanding stock options	25,000	1.50
7-Apr-11	Common Shares issued on the exercise of outstanding stock options	10,000	1.50
8-Apr-11	Common Shares issued on the exercise of outstanding agent options	197,100	2.20

25-Apr-11	Common Shares issued on the exercise of outstanding agent options	32,125	2.20
5-May-11	Common Shares issued on the exercise of outstanding warrants	3,000	2.80
25-May-11	Common Shares issued on the exercise of outstanding warrants	5,000	2.80
8-July-11	Common Shares issued on the exercise of outstanding warrants	15,000	2.80
21-July-11	Common Shares issued on the exercise of outstanding warrants	46,850	2.80
25-July-11	Common Shares issued on the exercise of outstanding agent options	27,000	2.20
26-July-11	Common Shares issued on the exercise of outstanding warrants	5,750	2.80
27-July-11	Common Shares issued on the exercise of outstanding warrants	5,750	2.80
29-July-11	Common Shares issued on the exercise of outstanding stock options	25,000	1.20
4-Aug-11	Common Shares issued on the exercise of outstanding warrants	15,000	2.80
7-Sep-11	Common Shares issued on the exercise of outstanding warrants	82,125	2.80
16-Sep-11	Common Shares issued on the exercise of outstanding stock options	3,700	1.50
16-Sep-11	Common Shares issued on the exercise of outstanding warrants	16,425	2.80
30-Nov-11	Common Shares issued pursuant to a non-brokered private placement	2,000,000	3.00

ESCROWED SECURITIES

As at December 31, 2011, the Company has no escrowed securities or securities subject to contractual restriction on transfer outstanding.

DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and executive officers of Alderon, positions held by them with Alderon and their principal occupations for the past five years are as set forth below. The term of office of each of the present directors expires at the next annual general meeting of shareholders. After each such meeting, the Board of Directors appoints the Company’s officers and committees for the ensuing year.

Name, Residence and Present Position with the Company(1)	Principal Occupation during the last Five Years(1)	Date of Appointment	# of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised (2)
Mark J. Morabito Executive Chairman & Director North Vancouver, BC, Canada	Chief Executive Officer President and Director of Forbes West Management Corp. (formerly EGM Exploration Group Management Corp.) from December 2009 to date; Chief Executive Officer, President and Director of the Company from March, 2010 to September, 2011, and Executive Chairman of the Company from September, 2011 to date; Founder and Chairman of Crosshair Exploration & Mining Corp. from 1998 to date.	Dec 15, 2009	2,860,000
Stan Bharti Vice Chairman & Director Toronto, ON, Canada	Executive Chairman of Forbes & Manhattan, Inc, a resource sector focused private merchant bank, from 2001 to date.	March 3, 2010	2,100,000
Tayfun Eldem CEO, President & Director Montreal, QC, Canada
President and Chief Executive Officer of the Company from September, 2011 to date;  Vice President, Expansion Projects & Engineering, Iron Ore Company of Canada from September 2010 to June, 2011; Vice President, Operations & Engineering, Iron Ore Company of Canada from 2007 to 2010; General Manager, Processing Operations, Iron Ore Company of Canada from 2004 to 2007.
		September 7, 2011	Nil
R. Bruce Humphrey(3)(4) Director Midland, ON, Canada	Business and mining consultant.	March 3, 2010	500,000

Name, Residence and Present Position with the Company(1)	Principal Occupation during the last Five Years(1)	Date of Appointment	# of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised (2)
Brad Boland(3)(4) Director Newmarket, ON, Canada	Certified Management Accountant. Chief Financial Officer and Director of Dacha Strategic Metals Inc. from October, 2009 to May, 2011; Chief Financial Officer, Crocodile Gold Inc. from July, 2009 to February 2011; Chief Financial Officer, Consolidated Thompson Iron Mines Limited, September 2007 to June 2009; Vice President Corporate Controller, Kinross Gold Corp. from 2005 to 2007.	March 3, 2010	250,000
John A. Baker, Q.C.(5) Director St. John’s, NL, Canada	Senior Partner of the law firm, Ottenheimer Baker since 1976.	December 10, 2010	Nil(6)
Brian F. Dalton Director St. John’s, NL, Canada	Co-Founder, President, Chief Executive Officer and Director of Altius Minerals Corporation, mineral resource company, since 1997.	December 10, 2010	Nil(6)
David J. Porter(3)(4)(5) Director Toronto, ON, Canada
Senior executive/management consultant since 2008; Vice-President Administration of Iron Ore Company of Canada in 2008; Vice-President Human Resources and Organization Effectiveness of Iron Ore Company of Canada from 1996-2007.
		December 10, 2010	Nil
Matthew Simpson(5) Director Pickering, ON, Canada
President and Chief Executive Officer of Black Iron Inc. since December, 2010; Chief Operating Officer of Alderon from September, 2010 to May, 2011. From 2002 to September, 2010, Mr. Simpson held various positions at Iron Ore Company of Canada, including General Manager Primary Ore (Mine) from 2007 to 2010.
		April 25, 2011	Nil

Name, Residence and Present Position with the Company(1)	Principal Occupation during the last Five Years(1)	Date of Appointment	# of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised (2)
Christopher Noel Dunn Director Boston, MA, USA
Managing Director of Liberty Metals & Mining from September, 2011 to date; Partner of Niantic Advisors LLC from April, 2009 to date; Manager Director of JP Morgan from May, 2008 to February, 2009; Senior Managing Director of Bear Stearns from May, 2001 to 2008.
		January 13, 2012	Nil(7)
Keith Santorelli CFO Montreal, QC, Canada
Chief Financial Officer of the Company from November, 2011 to date; Vice President Finance of Aeterna Zentaris Inc. from December, 2008 to November, 2011; Consultant – Accounting & Finance Division for Resources Global Professionals from August, 2006 to December, 2008.
		November 28, 2011	Nil
Simon Marcotte Vice President, Business Development Toronto, Ontario, Canada	Business consultant from June, 2010 to the present; Director and Partner of Cormark Securities Inc. from October, 2006 to May, 2010.	May 1, 2010	101,000
Patrick Gleeson Corporate Secretary Toronto, ON, Canada	Practicing corporate finance and securities lawyer from 2002 to date.	January 19, 2011	250,000
Todd Burlingame Executive Vice President, Environment and Aboriginal Affairs St. John’s, NL, Canada
Executive Vice President, Environment and Aboriginal Affairs of the Company from June, 2011 to date; founder and principle of Kee Scarp Ltd., a geological and environment consulting company from 1996 to date.
		June 13, 2011	Nil
Gary Norris Executive Vice President, Government and Community Affairs Paradise, NL, Canada
Executive Vice President, Government and Community Affairs of the Company from July, 2011 to date; Clerk of the Executive Council and Secretary to the Cabinet of Newfoundland and Labrador Provincial Government from 2007 to 2010.
		July 4, 2011	Nil

Name, Residence and Present Position with the Company(1)	Principal Occupation during the last Five Years(1)	Date of Appointment	# of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised (2)
Bernard Potvin Executive Vice President, Project Execution Verdun, QC, Canada	Executive Vice President, Project Execution of the Company from November, 2011 to date; General Manager, Expansion Projects of Iron Ore Company of Canada from January, 2007 to November, 2011.	November 14, 2011	Nil

(1)	The information as to city and province of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)
Common Shares beneficially owned, directly and indirectly, or over which control or direction is exercised, at the date hereof, based upon the information furnished to the Company by individual directors and executive officers.  Unless otherwise indicated, such Common Shares are held directly.  These figures do not include Common Shares that may be acquired on the exercise of any share purchase warrants or stock options held by the respective directors or officers.

(3)           Current member of the Audit Committee of the Company.
(4)           Current member of the Compensation Committee of the Company.
(5)           Current member of the Corporate Governance and Nominating Committee of the Company.
(6)
John A. Baker is the Chairman of Altius and Brian F. Dalton is the Chief Executive Officer of Altius. Altius and its parent, Altius Minerals Corporation, collectively, are the beneficial owners of 32,869,006 Common Shares representing approximately 32.85% of the issued and outstanding Common Shares.

(7)	Christopher Noel Dunn is the Managing Director of LMM. LMM is the beneficial owner of 14,981,273 Common Shares representing approximately 14.97% of the issued and outstanding Common Shares.

As a group, the directors and executive officers of Alderon beneficially own, or control or direct, 8,131,000 Common Shares or 8.13% of the issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed below, no director or executive officer of the Company is, or has been in the last 10 years, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(a)
was the subject of a cease trade order or similar order or an order that denied such company access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days which was issued while the person was acting in that capacity; or

(b)
was subject to a cease trade or similar order or an order that denied the issuer access to any exception under Canadian securities legislation, for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, chief executive officer or chief financial officer, in the company and which resulted from an event that occurred while the person was acting in that capacity.

Other than as disclosed below, no director or executive officer or shareholder holding a sufficient number of securities of the Company to materially affect the control of the Company:

(a)
is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that while that person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within 10 years before the date of this AIF become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Other than as disclosed below, no director or executive officer of the Company or a shareholder holding a sufficient number of Common Shares to affect materially the control of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Stan Bharti was a director of Kansai Mining Corporation ("Kansai"), a company listed on the TSX Venture Exchange. On January 29, 2008, a cease trade order was issued against Kansai and each of the directors and officers, as a result of Kansai failing to file comparative financial statements for the year ended September 30, 2007 and management's discussion and analysis for the period ended September 30, 2007. On March 5, 2008, the cease trade order was revoked. Stan Bharti was a director of Stetson Oil & Gas Ltd. which on May 7, 2008 became subject to a cease trade order for failing to file its financial statements.  This cease trade order was revoked on May 30, 2008.

Brian Dalton and John A. Baker are directors of Newfoundland and Labrador Refining Corporation (“NLRC”) which, on June 18, 2008, filed a Notice of Intention to Make a Proposal with the Office of the Superintendent of Bankruptcy.  On October 17, 2008, NLRC submitted a Proposal to its creditors for a maintenance and care plan for up to 36 months.  Under the maintenance and care plan, it was proposed that ongoing costs be kept to a minimum and that all refinery permits would be kept in good standing until such time as its refinery project could be sold or financed when economic conditions improve.  In addition, it was proposed that all creditors’ claims would be deferred until the end of the maintenance and care period or until the project obtains financing.  On November 20, 2009, the Supreme Court of Newfoundland and Labrador accepted the Proposal and dismissed all further requests for creditors’ claim adjustments for voting purposes.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors, executive officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations to other public companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of the Company may not be made available to the Company, but rather may be offered to a company with competing interests. The directors and senior officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any personal interest which they may have in any project or opportunity of the Company, and to abstain from voting on such matters.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interests and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.

John A. Baker is a director and the Chairman of Altius and has disclosed to the Company that he has an interest in any transaction between the Company and Altius.

Brian F. Dalton is the President and Chief Executive Officer of Altius and has disclosed to the Company that he has an interest in any transaction between the Company and Altius.

Christopher Noel Dunn is the Managing Director of LMM and has disclosed to the Company that he has an interest in any transaction between the Company and LMM.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company and its properties are not and were not during the most recent financial year, subject to any legal or other actions, current or pending, which may materially affect the Company’s operating results, financial position or property ownership. During the most recently completed financial year, (i) no penalties or sanctions were imposed against the Company by a court or regulatory body and (ii) no settlement agreements were entered into by the Company with a court or a securities regulatory authority.

PROMOTERS

No person has acted as a promoter of the Company during the last two most recently completed financial years or during the current financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth below and other than transactions carried out in the ordinary course of business of the Company or its subsidiary, none of the directors or executive officers of the Company, any shareholder directly or indirectly beneficially owning, or exercising control or direction over, more than 10% of the outstanding Common Shares, nor an associate or affiliate of any of the foregoing persons has had, during the three most recently completed financial years of the Company or during the current financial year, any material interest, direct or indirect, in any transactions that materially affected or would materially affect the Company or its subsidiary.

The Company acquired Privco, a private company controlled by Mark J. Morabito in consideration for the issuance 5,000,000 Common Shares of Alderon to Mr. Morabito.  Privco entered into the Altius Option Agreement with Altius, which agreement was subsequently assigned to Alderon.  On completion of the Privco Acquisition, Privco became a wholly-owned subsidiary of Alderon.  The details of the Privco Acquisition and Altius Option are described under “Description and General Development of the Business – Year Ended December 31, 2009 Developments” and “Description and General Development of the Business – Year Ended December 31, 2010 Developments”.

Altius and its parent, Altius Minerals Corporation, collectively, are the beneficial owners of 32,869,006 Common Shares representing approximately 32.85% of the issued and outstanding Common Shares. Altius entered into the Altius Option Agreement with Privco, which agreement was subsequently assigned to Alderon. 32,285,006 Common Shares were issued to Altius upon Alderon’s exercise of the Altius Option to acquire 100% interest in the Kami Property.  Altius retains a 3% gross sales royalty on iron concentrate from the Kami Property and has a material interest in the Kami Property transactions. John A. Baker is the Chairman of Altius and Brian F. Dalton is the Chief Executive Officer of Altius.  The details of the Altius Option and Altius Option Exercise are described under “Description and General Development of the Business – Year Ended December 31, 2009 Developments” and “Description and General Development of the Business – Year Ended December 31, 2010 Developments.”

LMM is the beneficial owner of 14,981,273 Common Shares representing approximately 14.97% of the issued and outstanding Common Shares. Christopher Noel Dunn is the Managing Director of LMM. On January 13, 2012, Alderon closed a $40 million strategic investment from LMM. LMM purchased 14,981,273 Common Shares of Alderon on a private placement basis for an aggregate purchase price of approximately $40 million at a price per Purchased Share of $2.67. The details of the LMM private placement are described under “Description and General Development of the Business – Developments Subsequent to December 31, 2011 and Outlook.”

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent is Computershare Investor Services Inc. with its office located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

The Company has entered into the following material contracts:

1.
Acquisition Agreement, as amended, as described in this AIF under “Glossary”, “Description and General Development of the Business – Year Ended December 31, 2009 Developments” and “Description and General Development of the Business – Year Ended December 31, 2010 Developments”.

2.	Altius Option Agreement as described in this AIF under “Glossary” and “Description and General Development of the Business – Year Ended December 31, 2009 Developments”.

3.	Assignment Agreement as described in this AIF under “Glossary” and “Description and General Development of the Business – Year Ended December 31, 2009 Developments”.

4.
Royalty Agreement dated December 6, 2010 between Altius Resources Inc. and the Company pursuant to which Altius retains a 3% gross sales royalty on iron ore concentrate from the Kami Property.  See “Description and General Development of the Business – Year Ended December 31, 2010 Developments”.

5.
Underwriting agreement dated December 16, 2010 among Alderon, Haywood Securities Inc., Dundee Securities Corporation, GMP Securities L.P. and Raymond James Ltd. relating to the December 2010 Financing referred to under “Description and General Development of the Business – Year Ended December 31, 2010 Developments”.

6.
Warrant Indenture between Alderon and Computershare dated as of December 16, 2010 providing for the issue of up to 4,562,500 Warrants of Alderon relating to the December 2010 financing referred to under “Description and General Development of the Business – Year Ended December 31, 2010 Developments”.

7.
Subscription Agreement between Alderon and Liberty Metals & Mining, LLC dated January 11, 2012 referred to under “Description and General Development of the Business” – “Developments Subsequent to December 31, 2011 and Outlook”.

INTEREST OF EXPERTS

The disclosure with respect to the Kami Property contained in this AIF is based on the Technical Report dated effective October 26, 2011 and prepared by Angelo Grandillo, Eng, M.Eng. of BBA, Paul Deering, P. Eng., P. Geo of Stantec, Michael Kociumbas, B.Sc., P. Geo of WGM, and Richard W. Risto, M.Sc., P. Geo of WGM, each a qualified person as defined in NI 43-101 and each has reviewed and consented to the disclosure with respect to the Kami Property contained in this AIF.

To the best knowledge of the Company, none of the qualified persons referenced above, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company.

With respect to the auditors of the Company, Davidson & Company LLP has advised the Company that it is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

NYSE AMEX CORPORATE GOVERNANCE

The Common Shares are listed on NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. Below is a description of the significant ways in which the Company's governance practices differ from those followed by U.S. domestic companies pursuant to NYSE Amex standards:

1.
Section 123 of the NYSE Amex Company Guide recommends a quorum of not less than one-third of a listed company's shares issued and outstanding entitled to vote at a meeting of shareholders. The Company’s quorum requirement under its Articles is two persons who are, or represent by proxy, shareholders holding, in the aggregate, at least five percent of the issued shares entitled to be voted at the meeting.

2.
Section 802(a) of the NYSE Amex Company Guide requires that at least a majority of the directors of a listed company’s board of directors, are, and will continue to be, independent directors. There is no such requirement under British Columbia law or under the rules of the TSX. Under British Columbia law, the Company is required to disclose annually, in its management information circular sent to shareholders in connection with its annual general meeting (the “Annual Information Circular”), the details of the independence of each member of its board of directors.

3.
Section 802(c) of the NYSE Amex Company Guide requires that a listed company’s independent directors will have regularly scheduled meetings as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management. There is no such requirement under British Columbia law or under the rules of the TSX. Under British Columbia law, the Company is required to disclose annually, in its Annual Information Circular, whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

4.
Section 804(a) of the NYSE Amex Company Guide requires that a listed company’s board of director nominations be either selected, or recommended for the board’s selection, by either a Nominating Committee comprised solely of independent directors or by a majority of the independent directors. There is no such requirement under British Columbia law or under the rules of the TSX. Under British Columbia law, the Company is required to disclose annually, in its Annual Information Circular, the details of its director nomination process.

5.
Section 805 of the NYSE Amex Company Guide requires that compensation of the chief executive officer of a listed company must be determined, or recommended to the board of directors for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on its board of directors. There is no such requirement under British Columbia law or under the rules of the TSX. Under British Columbia law, the Company is required to disclose annually, in its Annual Information Circular, the details of its executive compensation practices.

6.
The NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934 (the “1934 Act”), and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the 1934 Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada, which are consistent in material respects with the SEC proxy rules.

The foregoing is consistent with the laws, customs and practices in Canada.

ADDITIONAL INFORMATION

Additional information on the Company may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness to the Company, principal holders of the securities of the Company and securities authorized for issuance under equity compensation plans, is contained in the Company’s management information circular for its most recent annual and special meeting, which is filed on SEDAR. Additional financial information is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2011 and the related management’s discussion and analysis of financial conditions and results of operations, both of which are available on SEDAR.

AUDIT COMMITTEE

Pursuant to the provisions of National Instrument 52-110 Audit Committees (“NI 52-110”), reporting issuers are required to provide disclosure with respect to its audit committee, including the text of the audit committee’s charter, composition of the committee, and the fees paid to the external auditor. Accordingly, the Company provides the following disclosure with respect to its Audit Committee.

Audit Committee Charter

The Company has adopted an Audit Committee Charter, which is attached as Schedule “A” to this AIF.

Composition of the Audit Committee

The Company’s Audit Committee is comprised of three directors: Brad Boland, R. Bruce Humphrey and David J. Porter. As defined in NI 52-110, Brad Boland, R. Bruce Humphrey and David J. Porter are all “independent”. Also as defined in NI 52-110, all of the audit committee members are “financially literate”.

Relevant Education and Experience

All of the members of the Audit Committee are senior level executive business persons with extensive experience in financial matters; each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour.  In addition, each of the members of the Audit Committee has knowledge of the role of an audit committee in the realm of reporting companies from their years of experience as directors and/or senior officers of public companies other than the Company.

Mr. Boland is a Certified Management Accountant.  He was the Chief Financial Officer of Crocodile Gold Corp. and Dacha Strategic Metals Inc. from 2009 to 2011 and the Chief Financial Officer of Consolidated Thompson Iron Mines Limited until July 2009.  He also served as the Vice President, Corporate Controller of Kinross Gold Corp. from 2005 to 2007 and the Vice President and Corporate Controller of Goldcorp Inc. from 1998 to 2005.  Mr. Boland received his Business (Hons.) degree from Wilfrid Laurier University, Ontario in 1992.

Mr. Humphrey a mining engineer with over 35 years’ experience with such major companies as Inco Inc., Cominco Ltd. and Noranda Inc.  He was the President and Chief Executive Officer of Desert Sun Mining Corp. from 2004 to 2006 and the Senior Vice President and Chief Operating Officer of Goldcorp. Inc. from 1998 to 2004.  Mr. Humphrey received his Bachelor of Science, Mining Engineering from the University of Saskatchewan in 1974.  He is a member of the Professional Engineers of Ontario.

Mr. Porter is a Senior Executive/Management Consultant in private practice.  From 1992 to 2009, Mr. Porter held various executive officer positions with The Iron Ore Company of Canada, including Vice-President Administration in 2008 and Vice-President Human Resources and Organization Effectiveness from 1996-2007 Mr. Porter received his Bachelor of Commerce degree from Laurentian University, Ontario in 1975 and completed the Executive Leadership Program at Duke University, North Carolina in 2005.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on any of the exemptions contained in the followings sections of NI 52-110: section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member) or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Reliance on Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on any of the exemptions contained in the followings sections of NI 52-110: subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances).

Reliance on Section 3.8

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, has the Company’s Board of Directors failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Pre-Approval Policies and Procedures

Pursuant to the terms of the Company’s Audit Committee Charter, the Audit Committee is required to review and pre-approve any non-audit services provided by the Company's external auditors. However, the Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Audit Committee, on a case-by-case basis.

External Auditor Service Fees

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor during the Company’s fiscal years ended December 31, 2010 and December 31, 2011, by category, are as follows:

Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2010	$35,343	$15,045	$3,200	$15,870
December 31, 2011	$47,940	$30,498	$2,500	Nil

SCHEDULE A

ALDERON IRON ORE CORP.

AUDIT COMMITTEE CHARTER

Mandate

The primary function of the audit committee (the "Committee") is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial -information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. The Committee's primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
•	Review and appraise the performance of the Company's external auditors.
•	Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.  At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)           Review and update the Charter annually.
(b)
Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.
(b)	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
(c)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
(d)	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.
(b)	Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.
(c)	Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.
(d)
Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(f)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(g)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
(h)	Review certification process.
(i)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.